Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a transcript of a presentation conducted by Marius Kloppers, Chief Executive Officer, BHP Billiton and J. Michael Yeager, Chief Executive Petroleum, BHP Billiton, a video of which is available on www.bhpbilliton.com.

BHP Billiton Petroleum Customer Sector Group Briefing 7 May 2008

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United

Petroleum CSG Briefing	BHP Billiton

States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Strong Fit into BHP Billiton’s Asset Portfolio

Marius Kloppers

Chief Executive Officer, BHP Billiton

I.	Introduction

Good morning, ladies and gentlemen. I realise it is an early start, but thank you for taking the time to join us here today. The purpose of today is to give you a presentation about our Petroleum business in some detail, particularly its current performance and its outlook, and to help our investors and shareholders understand this business better and how we think about this business. I am joined here today by Mike Yeager, who is the head of our Petroleum business.

II.	Industry Segregation and Diversification

BHP Billiton is currently alone in the major diversified resource companies in having both a minerals and a petroleum business; however, historically, this has not always been the case. Oil industry majors were key players in the mining industry in the 1970s and 1980s. On a particularly personal note, I joined the mining industry at the time that Shell was selling its Billiton assets, which was the mining arm of Shell at the time. That is how I got my start in the business. Obviously the oil majors sold out of these businesses in the 1980s and 1990s, after discovering that the returns that they had in the oil business were greater than in the minerals and metals business. In a certain way, we are the beneficiaries of those decisions at that time, not only in the Billiton transaction, but also with some of the other assets that we own, like Olympic Dam, which originally was a BP development, and Cerrejón Coal, which we heckle Mike about a little bit, which was originally bought back in Exxon. In a very real way, we have benefited from that.

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III.	Disclaimer

Before I start on the presentation proper today, I would like to draw your attention to the disclaimers that accompany this presentation and the associated materials. As always, please read them and ensure that you understand them; they are important.

IV.	Agenda

1.	Briefing Overview

Today we are going to present in two sessions. In the first, I will explain the fit of our Petroleum business with the rest of our business activities, and then Mike will give us a view of how we run this business and an overview of the Petroleum base business, which is a term that Mike will explain in due course. After a break, Mike will talk more about growth, projects, execution and how we are capturing new opportunities. I will conclude with a few observations on the offer for Rio Tinto. After that, we will conclude with questions and answers.

2.	Petroleum Logic

We have been very clear for a very long time that petroleum is a unique, important and valuable asset for BHP Billiton. While the standalone share of value of the business is obvious, a number of the minerals-focused investors that I have spoken to over the last six months or so have expressed a genuine desire to get to know more about our business and, in particular, to get a better view of how we run this business, how we think about this business, what we plan for this business and how it fits into BHP Billiton. Today, we will cover this matter in some detail. Our underlying logic, as is most of what we do, is pretty simple and is built around the following elements.

•	We know this business as well as any of our minerals businesses. We have been at it for a long time, and it fits in our ownership and in a strategic sense.

•	We are a diversified natural resources company, and oil and gas are resource commodities with some real and obvious attractions.

•

Petroleum brings to BHP Billiton something that goes beyond being just a superb investment return. There is genuinely – and I will explain this—a symbiotic relationship between Petroleum and other businesses in our portfolio. We will show you how BHP Billiton is a special owner of Petroleum that enables our business, under our stewardship, to prosecute a strategy that is unique and that enables it to deliver superior returns, both today and in the future.

•	Finally, our Petroleum business is obviously a high-quality business in its own right. Today you will see how it is very well positioned to deliver unique value.

I will talk about the first three of these elements, chiefly focused around our ownership of Petroleum and how we add special value to Petroleum within the BHP Billiton family businesses. Mike will talk more about the latter and give you a detailed view. We trust that, at the end of each presentation, you will understand why we are so confident of the quality of this business, as well as its ability, under our ownership, to deliver unique value.

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V.	Why We Know Petroleum

1.	Proven Success

a.	History

Petroleum has made an extraordinary and consistent contribution to BHP Billiton over a very long period of time. We are an established player in the industry, and we have developed strong capabilities to operate and grow the asset value in this business. We have to start with a trip down memory lane. We have essentially been in this business since 1965. In 1960, the company, then BHP, approached an American consulting geologist, Lewis Weeks, and asked him to visit Australia and asked him for some advice on where oil might be found. Lewis directed us towards the Bass Strait.

b.	Bass Strait

Following early seismic success, and a decision to agree with Exxon to lead that exploration effort, gas was found in 1965, and the giant Kingfish and Halibut oil fields were discovered in 1967. For more than 30 years, the Bass Strait has been Australia’s premier supplier of energy, supplying 3.5 billion barrels of oil and 6 trillion cubic feet (TCF) of gas. In a very real sense, the industrialisation of Australia has been built upon this resource.

c.	Asset position

Now, some good, admittedly some average, and some truly inspired decisions took us to where we are today. We have delivered, as we will demonstrate today, to ourselves and to our shareholders an asset position that is truly unique in the industry and the envy of the industry. We have, among others, very high-quality assets in the Bass Strait, the North West Shelf (NWS) and the Gulf of Mexico. Particularly over the last two decades, we have built a business that is not only an investor in the business, as it was in the early days, but an explorer, a developer and an operator of the business. Some of the materials that Mike will take us through will demonstrate that in spades.

2.	Strategy

We often talk about BHP Billiton’s longstanding, unchanged strategy. Certainly at every opportunity that I talk to shareholders, I talk about the fact that we have had a very consistent strategy. To recap our strategy in a nutshell, our strategy is to be in upstream long-life low-cost export-orientated assets, which are diversified by operating geography, product and market to which we sell. We focus on high-quality assets, which have the right return-to-risk profile. Again, I have stated many times both externally, and particular internally, simplicity is the key.

In Petroleum, while the technology of exploitation might be a little bit more complex than in some other of our minerals businesses, the reality is that, once you have built assets in this business, it is a simple production business from wellhead to market with, for the most part, transparently discovered market-clearing prices. This is moving even more so as we see those market-clearing prices also establishing in our liquefied natural gas (LNG) business.

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3.	Petroleum and Mining

a.	Similarities

For those of you in the audience that primarily have a minerals background, let me assure you that the Exploration and Production (E&P) business has many similarities. For us, it starts with health, safety and environment, which present similar challenges. In fact, we believe that we benefit from the focus that the E&P industry has had on this aspect, as we transfer that to our minerals business. The E&P business, like the minerals business, consists of long-term capital-intensive investments, with an absolutely comparable value chain—exploration, production, decommissioning and restoration. Both in minerals and oil, we require multi-disciplinary project management and operating skill sets. Both of these businesses working with our stakeholders, communities, governments, resource owners, unions, etc, is key towards preserving our licence to operate and achieving a quality business in Petroleum. Both these businesses involve large-scale capital-intensive projects, global financing and the continued development and adoption of technology.

b.	Differences

Let me also be patently clear: there are some unique and fundamental differences between these two businesses; for example, how the oil is harvested, the geo-science reservoir engineering and the very high-tech drilling and other testing skills that are required to develop this business. These skills are highly specialised, and we manage our team, as Mike will illustrate today, with highly specialist, functionally strong management like Mike Yeager and his team. They are uniquely devoted towards managing this business. We know when to nurture the differences, but we also understand the similarities.

4.	Board and Executive Skills

a.	BHP Billiton Board

Mike is going to talk more about the management team, but let me start at the Board level. Our Board brings to the table the skills, experience and background of the highest quality to support this business and, might I add, not by accident. Each one of Paul Anderson, John Buchanan, David Jenkins and John Schubert has detailed and extensive experience in the oil and gas sector, bringing a wealth of experience ranging from exploration all the way through marketing and finance. We believe that each of these gentlemen, individually and particularly as a collective, would be welcome on the major oil companies’ boards around the globe.

b.	Mike Yeager

Again, Mike is going to talk to us a little bit more about the Petroleum management team, but Mike is not the type of guy to talk about himself, so I thought that I would just give a few words of introduction.

Mike joined us in April 2006 from Exxon, bringing with him a solid track record in running an oil and gas business and, more importantly, bringing huge credentials in the development arena from building huge oil projects. In his previous role as vice president to Exxon Mobil Development Company, he had responsibility for 22 major projects worldwide, each with an investment amount—and this is going back to when a dollar was still a dollar—of more than $500 million each. He had a number of very relevant prior roles before that, including periods of responsibility for Imperial

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Oil’s E&P business and for Exxon Mobil’s European and Africa E&P businesses. Prior to the Exxon and Mobil merger, Mike held the position of president of E&P for the US E&P business. Having said something about our team, Mike, the Board and so on, let us talk about the oil business and start with strategy.

5.	Oil Strategy

a.	Attributable production

Many minerals people make the mistake of believing oil and gas are necessarily short-life businesses. In part, that is governed by the Securities and Exchange Commission (SEC) rules that govern the reporting and booking of reserves. Oil assets, just like minerals assets, do deplete from the first day that you start extracting the resource, but many oil fields can and do have very long lives, courtesy of continued drilling, reporting those reserves as they become reportable and new incremental discoveries. To illustrate the point, I have charted the BHP Billiton attributable annual production from Bass Strait and NWS.

b.	Proven resources

Bass Strait commenced operation soon after those discoveries in the mid-1960s, around 1969. Bass Strait reservoirs are expected to continue to produce crude oil and natural gas at least until 2030, which is a 60-year lifespan. In contrast to the minerals business, where we often use the term ‘resources’ to describe the potential of a project and where we can formally report resources, under SEC rules, oil companies can only report proven results in their annual results statements. That makes a big difference when people look at them and conclude from them certain things about the business. Proven resources are estimated quantities of crude oil, which geological engineering data demonstrate with—and these are the key words—a high degree of certainty, 80-90% confidence, to be recoverable in the future—and here come the next key words—using existing available technology. In addition to these two constraints, what you report must be commercially viable under current economic conditions, which are the prices prevailing at the time of the evaluation. Hence, as a result of these constraints, E&P companies continue to add to their reserves during a field’s lifetime.

c.	Reporting assets

Unfortunately, for those who do not understand this that well, this gives the impression that an E&P company is chasing its tail in replacing reserves. Mike will talk about how natural field decline might be 8-9% a year but, in reality, we achieve 2-3% decline. The important thing is that we can only report a proportion of the assets we believe we have. Mike is going to give you some unique insights and perspectives on this later on.

VI.	Oil’s Attractions

1.	Strategy and Focus

Let us turn to why we are privileged to own this oil and gas business in our commodities portfolio. As we said, we have a consistent, long-standing, unchanging strategy. We are a diversified natural resources company. We deliver superior returns to our shareholders within the confines of our strategic focus. Let me just, because it is so important, state that strategic focus again: upstream long-life export-orientated expandable assets, diversified by product, geography and market. We

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focus on those commodities where we have a natural competitive advantage, or where we have a unique belief about some characteristic of supply, demand or market. These focus areas help us to deliver superior shareholder returns.

Let me explain why oil is so attractive to us.

2.	Long-term Global Growth

It is an inescapable fact that, in the long term, energy demand growth is going to continue. Economic progress drives reasonably predictable, stable global increases in demand. Primary energy consumption is strongly correlated to economic development. World energy demand is expected to grow by almost 50% between now and 2030, primarily driven by economies like China and India, but also a broader array of developing non-OECD countries. Oil, gas and, incidentally, coal will remain fundamental to the world’s energy mix. The International Energy Agency (IEA) predicts that global demand for oil in the period up to 2030 will grow at a cumulative annual growth rate of 1.6%, and gas at 2.4%.

3.	What Is Driving this Growth?

a.	China

In energy, as in metals and minerals, the core driver of demand is China. Primary energy consumption from all major sources, for the seven years 2000 to 2006, for each of the major consuming regions around the world shows that, in aggregate, China consumed only 14%, although the upwards trend is very clear. However, we can see that, of incremental demand of total energy, China accounted for 42% of the world energy consumption growth. BHP Billiton’s strong position in petroleum, although we are not taking about that primarily today, and also its massive reserves in resources in uranium and its strong position in seaborne coal, are all leveraged to this growth in primary energy consumption. In oil products, it is no different. For the same seven-year period, China consumed only 8% of global oil, but contributed 36%—more than a third—of global demand growth for oil.

b.	Middle East

I want to make one additional observation and talk a little about the Middle East. Despite only consuming 7% of oil during this period, the Middle East has consumed 36% of the incremental growth of oil consumption. The message is that the Middle East, as a major producing region, is recycling back into its own economy a substantial proportion of that growth, which has real ramifications for available global supply growth as we go forward. We have a good sense of what is happening in energy consumption and, in particular, oil. Having talked about the demand side, what about the supply of oil?

4.	Supply

Supply is an interesting story. Oil prices have moved up very substantially, and the core question for investors must be: is this simply an economic cycle increase or is there something more structural at work here? Our view is that the change is far more structural. Why? Decades of poor returns in oil and gas, in the same way we saw for minerals, during the 1980s and 1990s in particular, caused capital around the world to be directed towards the new areas of the economy, starving the commodities industry—minerals and petroleum—of the capital to build new capacity.

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In oil, it was not really until the year 2000 that the excess capital that existed in the world’s energy supply system stopped hiding this issue: that the world was not investing in the capacity to meet demand. What happened is that the traditional swing capacity was consumed and started being part of the baseload supply. The OPEC national oil companies became no more than a normal component of base supply. Capacity is essentially fully utilised. It is very difficult against a backdrop of one country alone driving 36% of the growth in demand to forecast a demand shock exactly. Any sort of demand-side effect shows that capacity to be fully constrained. As a consequence, this constrained capacity has translated into higher prices, which we think are structural rather than cyclical.

5.	Building Capacity

a.	Resource deficiencies

There have been several years of growing investment and expenditure in building capacity. Nevertheless, the shortage remains intact. We think there are a couple of reasons. The first is, as the oil industry started to redeploy money in a greater way, it ran into bottlenecks in many other arenas and drove up costs, because key resources like labour, steel, equipment and other inputs were in short supply. We still cannot respond to that increased investment, and are just driving up costs.

b.	Political constraints

The second reason is more fundamental. The vast bulk of known oil reserves and resources are located where there are political constraints, which inhibit the absolute free flow of capital, technology, labour and so on. As a result, investment rates there are lower than the pure price signals would predict. In our view, these factors for a protracted period of time mean that oil supply growth will continue to be constrained, almost regardless of price or the expected return from these projects.

c.	Short supply conditions

What is happening? The increase of oil price is not cyclical in the traditional sense but is driven by rising costs. The relationship between oil price and the average of the highest quartile of production costs in the industry show that marginal costs do not explain those recent price movements. Those recent price movements are more explained by the constraints of very short supply conditions. They are basically opportunity-cost driven. The key conclusion is that structural drivers for oil price change are in place; we should not expect cyclical reversal any time soon.

6.	Energy Prices

Why are we focused on this background? The key is energy prices. We cannot see any scenario for which we can conclude that strong oil prices and energy prices in general are not here to stay for a long time.

What price for oil? Forecasting oil prices is a difficult profession. It was done by the Energy Information Administration (EIA) some 12 months ago. There are a couple of scenarios, but I want to reflect for a minute on the low- and high-price scenarios. We think the probability of a low-price scenario here is zero, and the probability of a high-price scenario is not that improbable, or quite high.

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Since we spoke earlier about resources, reserves, how we book them and how we replace them, I thought I would make a couple of additional comments for those in the room whose background is primarily in the minerals and metals sectors. Finding or buying resources, just like for minerals, is quite fundamental to value creation in Petroleum. That might be a truism; we are, after all, a resources company. However, the oil business is a little different from the metals and minerals business. Given capital and, particularly, the technical expertise that Mike is going to talk about later on in our case, and the finding probabilities in oil and gas, adding to the resource base is actually quite predictable. Take your technical capability, add your exploration budget to that and, if you are competent, you will continue to use that capability to find and bring into development oil and gas for about $20 per barrels of oil equivalent (bboe), if I look at those industry figures. You try to do better than that.

7.	Size and Investment Performance

Importantly also, I want to look at the types of assets in this industry. In this industry, there is a very real relationship between size and return. You might ask: why do I highlight that when we own a medium-sized E&P business? The reality is that we believe that larger projects drive better returns. Only the larger companies, of which BHP Billiton, in the sense of its balance sheet and total size and scope, can deliver, secure and execute these larger projects, and handle, in particular, the cost and risk associated with these large projects. BHP Billiton behaves in the E&P space like the $220-230 billion company that it is, not like a medium-sized E&P business. To make it absolutely clear: we focus on those assets that are large. We can execute the largest, highest-return projects, which in the outside world are in the domain of the super-majors. Mike runs a portfolio that looks like the portfolio of a super-major, with the returns associated with that.

Our conclusion is, therefore, that the scale and scope of the whole of the BHP Billiton business adds value to our Petroleum business. To drive the point home, in our mind there is therefore a truly symbiotic relationship between the whole of BHP Billiton and its E&P business. Just to hammer the point home: our E&P business, in the hands of a medium-sized oil and gas business, would probably be worth less, because it would stop taking those risks and stop prosecuting the type of business that we, as a $220-230 billion company, wanted to execute. This means our Petroleum business is worth most if we own it. Can I say that again? Our Petroleum business is worth most if we own it.

VII.	A Symbiotic Relationship

1.	Reach and Influence

Our Petroleum business would have ranked about 25 when measured among listed E&P players, but I have emphasised that BHP Billiton as a parent brings the financial power, the capabilities and the risk tolerance of the much larger company. We also deliver the global reach and influence of a much larger player. BHP Billiton is a global resources player with access and stature that can be used to facilitate Petroleum into assets and locations, where it probably would have found itself on more uncertain ground as a standalone player. BHP Billiton is a credible, well-respected developer and operator in a large number of jurisdictions around the globe. Additionally, we are not an above-the-radar competitor to the national oil companies and the super-majors. Our domicile is less contentious than some of the super-majors. As the parent of Petroleum, BHP Billiton delivers a credibility and stature that it could not secure in its own right. When major oil and gas resource holders consider the relatively small number of partnership options that they have, particularly for

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the more technologically complex, risky and higher-return options, we know that BHP Billiton is a credible and welcome alternative.

2.	Petroleum Stands Alone

We have spoken a lot about what BHP Billiton delivers to our Petroleum business. What does Petroleum deliver to us or to the company as a whole? Petroleum stands alone in our portfolio for the consistency of its returns over the last five years. Petroleum has materially diversified our portfolio risk. The current alignment of high metal prices at the same time as high oil prices is quite unusual, if we look at past history. As I have said before, our Petroleum business is but one part of our total energy portfolio, with uranium and energy coal complementing that. Another aspect of the Petroleum business that adds an interesting perspective and also helps to explain why we do not mind being a mid-sized player in this industry is that it is the one business for which, given the size of this market, our growth options are virtually unlimited. Finally, the investment returns from this business are first-class. We will return to that theme later on.

VIII.	Resourcing the Future

1.	Agenda

For the final element that explains our strong belief in a business that is a very high-quality upstream E&P business, I am going to hand you over to Mike, who will walk you through this business in talk in particular about how it is uniquely positioned to deliver growth and value that is unique and valuable to our BHP Billiton shareholders. Before I do, given the range of astute observers we have today, I would be surprised if you had not noticed the theme of resourcing the future, which appears in a couple of places around the room.

2.	Transformation and Focus

We have been through quite significant change over the last couple of years. The fact is that the world that we serve has changed just as much. We have had a consistent strategy; it is very tight, clear and unchanging. We have grown dramatically, and are participating in this extraordinary industrialisation event that we have spoken about before. We have changed our portfolio to focus on that upstream space, and all of those other attributes that I highlighted in our strategy. In that context, we have divested downstream products—steel, stainless steel, metals distribution and all of the smaller assets in our business. We have transformed ourselves into a very simple, upstream-focused player. We now operate and own a suite of very simple very large very low-cost high-volume assets around the world. We are clearly the largest diversified resources company in the world.

3.	What the Company Stands for

However, in that change process, while we have changed quickly and significantly, perceptions about the company in the external market have not always kept up, so we want to say in a very simple, direct and understandable way what our company stands for. ‘Resourcing the future’ makes that statement for us. It is a statement that will guide our people internally, and tell our customers and investors what it is that we do. In the coming weeks and months, we will use this theme increasingly to tell more about the BHP Billiton story and the exciting future that we see ahead for the company.

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How We Run BHP Billiton Petroleum

Mike Yeager

Chief Executive, Petroleum

I.	Introduction

Good morning, and good evening, ladies and gentlemen. It is good to be with you today. I am delighted to update you on our business at this time. I have had a chance to visit many of you one-to-one or in your various companies over the last 18 months, but the last time I had an opportunity to address a broad audience like this was in October 2006. As Marius said, I had joined the company about six months prior to that. I came here to London and did the simulcast as we are doing today, to update you on our intentions at that time. I am very glad to come back now and update you on what we have been able to put in place since the results we have been able to achieve and, just as importantly, give you a glimpse into the future, which we are very excited about. Hopefully today, you will be too.

We have a lot going on today, much of which is happening in places that are very strong, with very good results and at a really good time. I will describe that to you in more detail as we move along.

II.	Petroleum Business Overview

1.	Size and Scale

We would be the 25th largest Petroleum business if we were to stand alone, in a publicly traded sense. This is a significant oil and gas business around the world. We have a large and diverse portfolio of operating assets. We have some exciting development opportunities and exploration permits and licences that we have been acquiring, which are consistent with the theme that Marius talked about and are mature in this corporation. We have operations in six countries today, and are currently exploring commitment wells in four others. There are a large number of countries beyond that, where we are negotiating and continuing to gain a foothold. We have eight development projects that are currently in execution and a large number beyond that. I will show you how that is playing out; we are very pleased with it.

2.	A Key Component

As Marius described, we have been a key part of the BHP Billiton family for over 40 years, dating back to our legacy in the Bass Strait. I am going to show you the technology gains that we have been able to put in place over time, the emphasis that we place on that technology today and how it is paying significant dividends for us, as a key part of this corporation.

3.	Financial Significance

A small section on numbers upfront solidifies our place in the family today. At the end of our first half-year in 2008, BHP Billiton Petroleum was contributing about 20% of the corporation’s EBIT; we were spending 32% of the corporation’s capital expenditure at that time; the barrels that we

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bring to this company have a 76% EBITDA margin. As you saw on Marius’ chart, that is the highest among the BHP Billiton commodities.

4.	Capital Competition

Like any other part of this corporation, we compete for capital in the boardroom and with our senior management team. We have high rates of return, significant present values (PVs) and it is very rare that we bring something to the corporation that has 20 years of life or less. Most of our assets are long-life, just like our mining assets. The one thing that we do that is unique, because we are talking about resources that are three to five miles below the ground, that cannot be seen, touched or felt, is to spend a great deal of time working on the worst thing that could happen. What is the low side? What is the lowest amount of reserves we could capture? What is the highest cost it could take to get there? What is the worst thing that could happen? We try to bring the corporation projects that are PV positive, even with a low side, then we enjoy the benefits when they are way above that, which they normally are.

5.	Cash Returns

BHP Billiton Petroleum has funded itself in entirety. We have strong free cash flow. Even over the last few years of record capital spending it is among the highest of any commodity in the company, as well as the highest that BHP Billiton Petroleum has ever spent. We return billions of dollars to the corporation beyond our own needs, and this year will be a record in that regard. In summary, we are a key part of this corporation. We stand among the other businesses in equal stead and, in some cases, deliver superior returns in our own right, in those businesses.

III.	Financial Profile

1.	Production

I will give you a brief profile of our public results over the last two or three years. Our FY06 and FY07 numbers for the various categories show that top line of millions of barrels a day, and million of barrels per annum. Over the last two years, we have averaged 115-116 million barrels of oil equivalent (mmboe). You can see we had 60 million barrels in the first half of this year. If you double that, you will see we are starting to grow there. You will see that theme over and over again throughout our presentation.

2.	Earnings

At mid-year, you can see how our revenue is up significantly on a rateable basis versus the two prior years. Our underlying EBIT is already at almost $2 billion at only halfway through the year. Our EBIT margin continues to be strong at the mid-year at 63%. As you can see, we are increasing our exploration spending on a rateable basis. I will describe how that has grown significantly this year. We anticipate the same going forward.

3.	Capex

We are spending at a record level of capital. BHP Billiton Petroleum will spend about $2.5 billion. You can also see how we had 100% reserve replacement last year. I will tell you today that we are

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looking very positively at doing that again. Our EBIT return on capital employed (ROCE) at the mid-year, at around 52%, is now looking even stronger. I wish I could show you our second-half results. I hope I can describe how the barrels will be more, the price more, the costs low and how the returns are going to be significant.

IV.	Production Diversification

1.	Global Operational Focus

Our Petroleum headquarters are in Houston, which is where my senior management team and I work. Our operating centres are around the world as I have described. We have standalone production units in the Gulf of Mexico, Trinidad, the UK, Algeria, Pakistan, Western Australia from Perth and the Bass Strait. The areas in which we are doing significant exploration right now, about which we will share more with you in the next couple of years, are in eastern Canada, the deepwater Gulf of Mexico, offshore Colombia, the Falkland Islands of South America, Malaysia and Southeast Asia, continued exploring off Western Australia offshore and the Bass Strait itself. These are significant places, some of the oiliest and gassiest places in the world. Throughout my discussion today I will be able to give you more insight into all of those. This is a good global footprint. We are having good success in mostly all of those.

2.	Assets and Products

I will also give you some early exposure to how our contribution is aligned. You can see how the major contributions of our total production, which has averaged 320,000 barrels a day for the last two years flat, comes from Bass Strait at about 25%, the NWS, Atlantis, Shenzi and Genghis Khan in the deepwater Gulf of Mexico, our UK operations, our Algeria operations, and everything else that is a lower percentage of that, which we call ‘other’. Those are a number of assets many of which are very significant, like Mad Dog in the deepwater Gulf of Mexico or our new Stybarrow project off Western Australia, which I will describe in more detail. This breaks down how we reported our third-quarter results at 31 March this year, and how they break down by operating unit.

You can see the further diversification we bring to the BHP Billiton family with our commodities. We are now at almost 49% crude and 51% gas, but gas is broken down into the natural components of LNG and natural gas liquids (NGL). As you know from reading, our crude side will increase over the near term as many of the new barrels we are bringing home are preferentially crude oil. We will also be increasingly NGL and LNG as part of this portfolio. Today I will describe to you how the margin on these things was what we were dreaming about some years ago. Now we are bringing that to fruition in some of the most politically stable and fiscally responsible areas of the world. That gives us great confidence in what we are going to show you.

V.	Core Strategy and Competitive Advantages

1.	Core Strategy

a.	Operational focus

As Marius described, our core strategy in BHP Billiton Petroleum mirrors that of the corporate family: large, long-life, upstream assets with multiple options. If there is anything we do on the Petroleum side that takes more effort, it is that we go after things that we want to operate. That is

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not always a given, because of the joint venture nature of the Petroleum business. We have the same basic theme as our corporation: to ensure we have things that are material.

b.	Organic growth

We target organic growth opportunities through exploration, and go after what is material to the BHP Billiton Group. In other words, we are not trying just to optimise Petroleum; we are trying to pursue things that are big enough to move our corporation, and I will show you some of those today.

c.	Proven basins and other opportunities

We have a balanced portfolio in proven hydrocarbon basins around the world, and we also pursue significant high-risk high-reward frontier opportunities. This is the luxury we have in the strong balance sheet, which this corporation affords us the chance to do.

d.	Organisational model

We do this through our functional organisation, which means we are aligned worldwide on exploration, our projects in development, our production operations and our marketing. We are not organised in nine individual units around the world like we used to be, each with their own capability. We manage to a worldwide global portfolio, as I will describe to you. We think that gives us advantages, not only in ensuring we do things that are material to our company, but ensuring we are functionally strong in how we go about doing those things. I would be delighted to show you more of that today.

2.	Competitive Advantages

a.	Balance sheet strength

Despite our size and some other things, we have some competitive advantages that are unique to us. As Marius said, and I think is true, our balance sheet as a corporation is that of a super-major, but it allows us to have the size and energy of a startup.

b.	Competition

We are able to compete technically with the super-majors in our chosen locations around the world. I will show you how in the deepwater Gulf of Mexico and in Western Australia we can go head-to-head with anyone.

c.	Technology

We have industry-leading geo-science imaging technology, particular in the deepwater subsalt. Those of you who are familiar with the oil and gas industry, are familiar with what that describes. Our geo-science imaging is the heart of being able to see into the subsurface and being able to image what we think the reservoir potential is in the subsurface. Once again, this is three to five miles below the ground, as I have described. We are an industry leader in this. One of the more complicated aspects of that is when you have large amounts of salt that you try to image through. We are a leader in that also. This includes some of the most difficult geo-science and geo-physics in the world, and we are very good at it.

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d.	Partnership

Our fourth major competitive advantage, which is something I see from my office on a weekly basis, is others coming in and wanting to work with us. They view us as a trusted and dynamic partner. When you work with BHP Billiton Petroleum, you gain the technology and the expertise of the super-majors, in the areas in which we compete, but with a company that is going to move rapidly and get things done. Oftentimes, that is not what you get when you work with the really big guys. People see us and pursue us in order to be a partner.

e.	Speed

Last but not least, as a part of that, we can make decisions very quickly and robustly, in a corporation that can move quickly. That is not something others can do. We have some unique competitive advantages as a part of our Petroleum organisation.

3.	Functional Organisation

a.	Model

The last time I visited you in October 2006, we briefly described how we were going to evolve from a geographically orientated organisation into one that was functionally orientated. I want to update you on that. We have a very simple organisational model in Petroleum based on worldwide functional accountability. A division president heads up each of the following areas: Exploration, Development, Production and Marketing. This allows us to have management focus on these key parts of the business, which are critical to our success. If you were to wander our halls, you would not find many people focused on activity that was not dead central to these areas. We call this staying focused on the revenue line. We have few distractions; we are buried down into these areas.

b.	Exploration

Our worldwide exploration focus allows us, once again, to put the best things in the wall, do the best and stay away from the worst. We are not trying to optimise Trinidad. If Trinidad has something that we are going to drill, it will be because it ranks on our worldwide seriatim in an excellent way. Our Exploration organisation, in addition to safety, is responsible for our opportunity inventory for the future, all of our resource ads that come from Exploration data, our seismic and data quality, and our finding costs. They are directly accountable for this. Things stay with our Exploration management until they are of such a size and such a confidence that that little black triangle between Exploration and Development has been met. CRT stands for critical resource threshold. It is the judgment we place on whether a discovery is of sufficient size to place a project team on it and move it forward. When it has been decided big enough, the division presidents of Exploration and Development sign off that resource size, and we start driving that through as hard as we can, all the way to the finish line. We are functionally orientated around Exploration worldwide.

c.	Development

It is the same with our Development organisation. This is where we drill our wells and build our projects. Our division president in Development is responsible for not only the safety piece of the business, once again, but the concept optimisation of how a resource can be monetised in the most efficient way, then taking that concept into a project in drilling execution, and ensuring the cost, schedule and money in that project are dealt with every single day. We have a little homily we use,

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which is true: we try to know how many wells were made in a project last week and whether they met our concepts or not. If not, we double up next week. We want to be responsible for our business that closely. Finally, Development’s responsible for bringing these projects to commission and startup. Once again, this is functionally orientated. All the capital and projects I am going to show you today are in that group of specialists driving those things towards fruition.

d.	Production

The key break point between Development and Production is at startup. At startup, our Production management takes over. That means that, in the meantime, they would have built a new Production organisation, hired those people or repositioned them from other operations around the world, and placed them on the assets while they were being built. Oftentimes, our operating people actually float out with the assets while they are going offshore. While they are out there, they have already lived and worked on them, before they begin startup. Our Production operation, once again in addition to safety, is responsible for post-startup execution, all of the daily production that occurs from that point on and making sure we have the lowest cost operations we can possibly have. I will show you today how we think we are among the best in that area.

They are responsible over the life of that asset. We are only able to book a small amount of reserves upfront, so we have to book those reserves as we go along and receive the technical data that those reserves are there. They are responsible for reserve recovery over the life of that field. In order to offset natural decline, they are responsible for developing additional opportunities: compression, additional drilling and other types of equipment capability improvements. Our production organisation does these things very well.

e.	Marketing

We work very hard to bring these molecules to the surface, so our marketing organisation has to focus on maximising them. Crude, natural gas and liquefied natural gas (LNG) have their own unique aspects. We have global marketing organisations that in addition to their own safety are responsible for capturing the full market process and help us with gas market development in countries like Trinidad and Pakistan where it is critical that we develop that customer base. Some gas will not move into a fully-fledged project unless it is understood, so our gas marketing people help us to achieve sponsorship of some projects and advise on whether those molecules should stay in the domestic market or be exported, and how that should work.

f.	Common Standards

We run BHP Billiton Petroleum through those four major divisions. Everybody in our organisation sits in them and is totally focused on the metrics. The management team and I have brought this to the business over the last few years, and I hope that you will see the results for our longer-life activity.

The four divisions are supported by the normal global support functions: planning, HSEC, human resources, finance, legal, external affairs and IT. We have common systems that everyone works on; geoscience, reservoir engineering and facility engineering are all on a common system. Standards, metrics and the data we look at every day, month and quarter are the same in all the units around the world. This allows us to make like-for-like comparisons, critical in our global business. It has also permitted a leaner organisation. When we had nine individual units around the world, we had about 210 finance people. In the organisational model I am showing you today, key finance staff are centralised in our headquarters and we have significant people in our operating units, but

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not every unit has its own specialists. From 210, we are now down to about 150-160. A key concept of what you are looking at here is our ability to have a lean, leveraged, low-cost but stronger functional organisation.

VI.	Senior Management Team

I would like to introduce you to a few of the senior management team that you do not have a chance to see. Steve O’Rourke is our president of exploration worldwide. Steve had 17 years with Shell prior to joining BHP Billiton, both in the US and the Hague. Steve is competent in both geoscience and geophysics. He has been with BHP Billiton for eight years and has played a key role in the major discoveries I am going to show you today and that we are developing as we speak. Steve and his team are deep and rich. We have as good an exploration organisation, pound for pound, as any in the industry. We are sought after for our deepwater seismic and geophysics. Steve has a number of vice presidents who are outstanding in their own right.

Nigel Smith is president of development. Nigel was with Shell and ARCO for 17 years prior to joining BHP Billiton and has been with us for eight years. Both Steve and Nigel are 25-year veterans in this industry. Nigel has worked in numerous countries around the world and even with BHP Billiton he has worked in Trinidad, the UK, Australia and now in Houston. Nigel has six project managers working for him around the world as well as the large drilling organisation and our supply organisation. He is an important part of our operations and a key member of our senior management team.

Tim Cutt is the newest member of our organisation, the president of production. Tim was with Exxon Mobil for 25 years and has been with BHP Billiton for one year. Tim has held country-level responsibilities around the world and has a broad engineering background in the production sciences. He brings to us knowledge in facilities integrity, reservoir management, drilling and other aspects of how our operations should be cared for. He has nine country managers around the world, a very large global reach and a huge job.

Renee Klimczak heads up our gas marketing organisation. She has 24 years in gas marketing, 21 of them prior to joining BHP Billiton; she has been with us about three years. She has market gas directly on the ground around the world and heads this business in a very strong way.

Alex Green heads our crude marketing, and with the new barrels coming on, this is a very exciting part of our business, ensuring that refineries around the world are forewarned of the types of crude we are bringing on-stream so that we can capture maximum value as soon as possible. We have crude marketing organisations in the Hague, Houston and Singapore to deal directly with our customers.

Zlatko Todorcevski is our chief financial officer. He is a BHP Billiton veteran and has been with the corporation for 22 years. He is extremely knowledgeable in all of our systems, a very astute man with a broad background and a senior, highly-valued member of our team.

There are only two people in this group who were in place two years ago. The rest are new and are responsible for everything you are going to see today in terms of how we work and what we are achieving. I am very proud to introduce these people to you.

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VII.	Functional Organisation Benefits

1.	Focus and Functional Excellence

I would like to talk about the huge benefits and how we gain value from the functional organisation. I hope it has been clear that the accountability and organisational alignment that flows from this is not blurred. We do not have people drilling wells in the morning, producing a little at lunch and selling in the afternoon. We have people with their heads down, focused on their responsibilities and getting it done, with everyone in their organisation aligned around that. We are proud of how that works in exploration, development, production and marketing.

We think this gives us a huge opportunity to promote functional excellence in everything. Many of the wells we are drilling are $75 million, being drilled in 4-5,000 feet of water and 25,000 feet below the mud line once they reach bottom. It is hard to do this in a generalist way; it takes functional expertise, diligence and a long career of experience to do it well. Our people are focused on their roles which helps us worldwide.

This is not just about our technologists. We want everybody to be functionally strong in their job—including lawyers, supply people and external affairs—and to bring that expertise to a common problem so that we can solve it multi-functionally. We are proud of the skill of our company and how it is growing.

Our functional organisation provides the opportunity to put things on a worldwide ranking basis. I cannot tell you how important that is. Once again, we always want to put everything on the wall, do the best and stay away from the worst. If you stay away from the worst, your performance is mind boggling, and we have the natural ability to get that done.

2.	Leveraged Model

Our model is highly leverageable. We have centralised expertise in our Houston headquarters and decentralised execution on the ground. We do not try to have specialists in every location. Career development without relocation for many people is a clear advantage. We have people who can move though a number of job opportunities, receive increasing areas of responsibility and global reach and not have to relocate for many jobs. In today’s market, people are the number one risk we have as an industry so this gives us a clear advantage in managing them. We still need global mobility and the nine operating units to execute on the ground, but we have a large amount of career development without relocation.

3.	Skills

Through an organisational approach, we can bring the best skills to each opportunity. We do not have nine experts at every place; we have two, who touch everything we do. Everything we do is passed through the people who know the most about it. We do not sign off on anything without top knowledge being applied to it. Likewise, if we have a problem, we have the ability to take people from the 10th floor and put them on the 11th floor in order to swarm the problem. Finally, we learn rapidly. If we have something good one week, we expect all units to be doing it the following week and our organisational model allows us to do that. We do not want to keep reinventing the wheel; we do not want to keep repeating the same mistakes.

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VIII.	Results

I have given you some information about our senior management team, what we are trying to do, our strategy and what our advantages are. I would like to outline some of the early results.

1.	Performance Improvement

I will talk about safety later on. In terms of performance improvement over the last two years, we had 20 lost-time incidents in fiscal year 2006 and this year through 10 months we are at three lost-time incidents. This is industry-leading and something others wish they could do. On volume growth, we have averaged 318,000 barrels a day for the last two years. In April this year, we averaged 378,000 barrels a day so we are on a rapid growth increase. Most is in the liquid side, in politically-stable and great fiscal regimes around the world.

2.	Base Performance

We have strong base performance. Costs are very low, amongst the lowest in the industry, and the reliability of our equipment is high. When we run something, it runs well, night and day, year round. We are currently ramping up our major recent developments, primarily oil. We have built a huge amount of additional capacity and we are now bringing it online. We are looking forward to the future and have rejuvenated our exploration activity in terms of how much we are spending and where we are targeting. We have also had successes from two significant discoveries which will form the next part of our portfolio in the future. In addition, we have captured some of the best acreage in the world. Others are calling us on a daily basis hoping to partner with us.

3.	Organisation

To underpin all of this, our organisation is the most critical and important thing we have. We have been able to hire 299 people to join our organisation over the last 12 months. We are essentially fully staffed and ready to grow. We continue to be very proud of our organisation: its flexibility, adaptability and the skills that are contributed every day.

IX.	Summary

This is a significant oil and gas business and a key part of our corporation, as it has been for a very long time. Our key strategy is clear and all of our employees understand this and are attacking it every day. We have made significant organisational changes over the last 12-18 months. We have retooled our skills, particularly at senior management level. We have upgraded our focus and attacked metrics in a new way.

Going forward, we should be able to improve on our historical performance in a significant way. That is aided by an experienced senior management team that is implementing the strategy well. We have a deep team that is very capable in every respect as what I show you today will bear out. This business has real competitive advantages in the balance sheet, and the focus we have and great number of partners who want to work for us. We feel that this strategy has delivered some significant results on safety, volumes, cost, project development and our exploration future in the last 18 months to two years.

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Driving Base Performance

Mike Yeager

I.	Introduction

1.	What is Base Performance?

I would like to describe how we manage driving base performance. By base, we mean our operations that are on-stream today: 318,000 barrels a day, and all the facilities and wells that we had at the end of the last two years. Since then, we have brought on four major products that are now part of our base and are being executed with all the metrics and focus I am going to describe to you today. Our base is very large; billions of dollars of revenue pass through it. This is our cash register. We explore for something, develop it and bring it online. That gestation period might be seven years. When we get something running, we want to do it right and well, and manage it accordingly. Personally, I spend as much time on the base as I do on the future because it is that important to us.

2.	Offsetting Productivity Decline

Driving base performance is a key part of what we are about. It is part of our functional excellence and we try to share it with the rest of the corporation. Our in-country management has this direct responsibility, supported by the global functional organisation out of headquarters. Our goal is to maximise things over the life of the field. One of the most important aspects of that is to mitigate natural production decline. Below-ground reservoirs are like big balloons; when you stick a straw into the balloon, pressure gradually comes out. Initially, pressure and flow rates are high. Over time, as that pressure decreases, the rate declines a little. In the oil and gas business, that natural decline is 6-9% a year. However, we do not sit back and do nothing. We ensure that we are able to decrease this decline significantly; our goal is 2-3%. At BHP Billiton, we have been able to exceed that goal over the past two years. We were 320,000 barrels per day in fiscal years 2006 and 2007 due to our efforts to completely offset natural decline.

3.	Extracting Maximum Value

Initially we were only able to book so many reserves and know so much knowledge. In many of our deepwater fields that last 25 years, we only have two or three wells when they start up. We are constantly reading and studying that data—pressure, temperature and how they interact—so that we can maximise and extract the fullest recovery factor possible over the life of the field. The work of our geoscientists is clearly an important part of what we call driving base performance.

II.	Base Producing Areas

1.	Bass Strait

Bass Strait is our legacy and where BHP Billiton participated in the discovery of hydrocarbons. 40 years later, in partnership with Esso, our facilities are still working well. Last year we enjoyed record gas sales, so this continues to be an extremely strong asset for us.

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2.	UK

Our operations in Liverpool Bay are long-life assets discovered in the early 1990s and they continue to be prolific today, one of our largest assets. We also have a set of offshore fields, gas plant and terminal. This is a great place to train our people around the world. UK continues to be a place where we can bring nationals from around the world to train them before returning them to their home country.

3.	Algeria

In Algeria, we have been part of very large and stable operations in two fields for the last 15 years. These are highly profitable and very stable, a key part of our operations today.

4.	Trinidad

We have been in Trinidad in five or six years in the Angostura field. We now have a very significant oil operation in Trinidad and will be developing a significant gas project in the next six months or so.

III.	Production Growth Areas

Other areas of our base include deepwater Gulf of Mexico. Between now and the end of 2009, we will reach 100,000 barrels a day net to BHP Billiton of new barrels from this field. That includes both fields that are on-stream today such as Mad Dog and Atlantis, and also the Neptune and Shenzi developments. This is a significant piece of our business with great fiscal returns and very stable. It will be a key part of our portfolio moving forwards.

Our operations in Western Australia are strong and we have recently augmented them with a new project called Stybarrow, 80,000 barrels a day. We have an interest in the North West Shelf, a large joint-venture operation where gas is brought into an LNG facility in Western Australia and then shipped to markets throughout South East Asia. We are up to our fifth LNG train there and the sixth will come online in 2008. In Pakistan, we have just increased our daily production by 50%.

IV.	Key Strategic Objectives

The key metrics we emphasise in driving base performance are safety, reliability, cost, volumes and prices. On safety, we think we are amongst the best in the industry and it is the focus of our daily operations for a number of reasons. On reliability, we are able to maximise daily volumes through world-class equipment and facility reliability and management. I shall explain the stiff test we give that. We have a first-quartile cost position. That is extremely important for us since it allows for margin capture. We never put our eyes on the price line; we keep them on the cost line and let the rest take care of itself. Our volumes are growing substantially: 320,000 a day for the last couple of years, and 378,000 a day last month. This morning’s report shows we are now over 400,000 barrels a day. On prices we are in a very dynamic situation and want to ensure we capture everything we can.

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V.	Safety

Safety is the aspect of which I am probably most proud. If safety does not look good, the rest does not feel good. This is where our importance starts and stops.

1.	Total Recordable Incident Frequency Rate

Total recordable incident frequency rate is a standard term that has very strict definitions and is used as a benchmark through the Oil and Gas Producers International (OGP). That is an organisation to which we submit our data for it to be put forward in a way for us to benchmark. BHP Billiton has had a steep decline in total recordable incident frequency rate since 2005 and in the first quarter of 2008 we have been able to decrease that rate by 72%. This is clearly in the top quartile of the industry and is something we are extremely proud of. We are especially proud that we have achieved this against the backdrop of the largest volume of drilling and construction we have ever had.

2.	Lost-time Incidents

Even more gratifying is the data on lost-time incidents: incidents when someone was hurt significantly enough to go home. We have had zero lost-time incidents in the calendar year of 2008, but the broader metric has decreased from 20 lost-time incidents three years ago to six last year to only three in this fiscal year. That is a tremendous accomplishment and is clearly top-quartile performance.

3.	Monitoring

We measure and track everything that happens out there. We have had 1,200 smaller incidents that we have had to stop and fix. Employees, managers, contractors and supervisors report these incidents. They are tracked and recorded from the time they are noticed and reported until they are fixed. I monitor and measure that personally each month. We have common operating standards and systems around the world. If you board a helicopter at any one of our sites, you will go through the same basic training and procedures. The helicopter itself will have been inspected both for operability and maintenance in the same basic ways around the world. We have key management roles that are focused solely on safety which stands us in good stead.

4.	Moral Obligation and Good Business

Marius, our management team and I have a moral obligation to keep a safe workplace. If any of your family worked for us, you would want to know they could go to work and come home safe every day. The moral obligation is number one. Number two is that good safety is equally good business. We have looked at hundreds of operating units around the world in different companies, and you will never find one that has sustainable business performance without sustainable sold safety performance. The reason is that the same muscle, habits and functional excellence are needed to stay safe as to spend money, make decisions and decide priorities. If production managers are not competent in this area, we replace them.

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VI.	Equipment Reliability

On equipment reliability, we have enjoyed significant uptime improvement over the years. We measure against the high standard that we call 100, 100, 100: how close we came to the perfect month of 100% of our wells flowing at 100% of their maximum capacity for 100% of the time. By tracking and monitoring scheduled and unscheduled downtime of all activities, we have been able to improve this by 4% since the first quarter of 2007. We were averaging 89% and have now reached close to 94%.

This is important because not only did we work so hard to produce the product, but 1% uptime is equal to 1.5 million barrels per annum or 4,000 barrels a day. A 4% improvement is a substantial change to our year-on-year performance. Our downtime is tracked in great detail. It is corrected and recorded, and issues are shared worldwide. We have global standards for reliability, as we do for health and safety and the environment. We ensure that facility integrity and maintenance is performed in a standard manner, and at any given time we know the status of all our equipment and whether it requires additional work.

After safety and environment, this is the primary role of our operating management. The role of operations manager is one of the most respected and highest-paid jobs in our business, focused on safety and reliability.

I look at the performance of each of our units each month, assess how close they came to 100,100,100 and share this with Marius and the corporation on a quarterly basis. That is how important it is.

VII.	Cost

Cost is critical and we think we are in very good shape. Not only are we enjoying the benefits of today’s pricing environment, but we are being successful on the cost front. Our cost is highly competitive amongst industry peers. We measure cost on a per barrel basis, and every single person at BHP Billiton can tell you what their unit cost is per barrel, including IT staff and lawyers. That underlines the emphasis we place and the importance of understanding. Every part of the organisation is trying to decrease cost per barrel.

In terms of cash unit operating costs, we are sitting at $5. We project that this will rise to $6 over the next few years. When you take that to an EBIT standpoint, you have to add depreciation. Depreciation is how much capital we spent, and how many barrels of reserve we are going to achieve; as each barrel is produced, we subtract depreciation on a rateable basis throughout the life of the field. Our depreciation is currently at $6. Because of inflation in the industry, large capital increases and projects being more expensive, that will rise to around $10-12 over the coming years, still highly competitive with industry peers. If you add the two, on an EBIT basis, we are all-in for under $20. That is how we are able to contribute these extraordinary returns and margins to our corporation. On a peer basis, we are industry leading. Some is due to the advantage of our portfolio, but a great deal is the advantage of our functional organisation and the focus on cost on a daily basis. Such elements would not have been present in our performance just two years ago, and we are very proud of that.

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VIII.	Volumes

1.	Overview

We entered this year at 318-320,000 barrels a day. Since then, we have started four new projects: Stybarrow, Genghis Khan, Zamzama and Atlantis South. Of the 458,000 barrels per day that those projects entail, we are currently at 90,000.

At Stybarrow, our working interest is 50% of an 80,000 barrel a day new development; our net capacity is 40,000 barrels a day and we are already ramped up to the full 40,000 barrel a day, on plateau. At Genghis Khan we have just two of the planned wells and are continuing to drill. At Zamzama, we have moved from 300 million cubic feet a day to 450 million cubic feet a day, on plateau. Atlantis South is one of the largest projects in the world. We have 44.1% of 200,000 barrels a day. Net capacity will be 77,000 barrels a day and we are continuing to drill. We have seven or eight wells online and will continue to drill until we reach capacity at 16 wells. We are therefore moving rapidly towards our share of that 158,000 in our name.

I am excited about this being done in some of the best, most politically stable places in the world, with a huge bias to liquids. Many of you will have read the articles this morning about how robust pricing is, and we enjoy that. However, we try to focus on the fundamentals in our business. We have a huge advantage because were these barrels flowing in a similar way somewhere else in the world, we might not be keeping all of them. Fiscal regimes vary, and these are some of the best places in the world. In the deepwater Gulf of Mexico and Western Australia, we pay very small royalties and keep the majority of the barrels ourselves; we are not capped by the government on price. If these barrels were in Algeria or some other places, we would be sharing the upside with the government and would be capped on what we were allowed to keep.

2.	Stybarrow

Stybarrow is a 50% working interest facility that came online in November 2007. It is a floating production, storage and offloading (FPSO) unit. We take an old cargo tanker and cut the deck off; put oil and gas processing equipment on the deck; plumb in the wells; separate the oil, gas and water; send the water back into disposal wells; put the crude inside the vessel; and offload it to a new cargo tanker when full. This is common technology that is used where there is not a pipeline system. BHP Billiton has extraordinary experience in building FPSOs. Stybarrow achieved sustained production capacity of 88,000 barrels a day within weeks. One of the single wells achieved 32,000 barrels a day, the second highest ever in Australia. This means that our technology and geoscience were optimised. Wells are drilled below the sea floor, several thousand metres below ground. We are seeing how close we can come to perfect working each month with 100, 100, 100.

3.	Genghis Khan

Genghis Khan came online in October 2007 and consists of sub-sea wells tied to an independent platform, Marco Polo, in the deepwater Gulf of Mexico. We have a 44% interest, a capacity of 55,000 barrels a day. It is part of the broader Shenzi development, one of the largest projects ever at BHP Billiton. As we execute Shenzi, we are advancing Genghis Khan by two years, and our second well was just drilled. These wells are drilled to 20-25,000 feet deep. The well fluids

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combine at the manifold and enter the central facility for processing. The facility is in 4,200 feet of water which takes extraordinary technology.

4.	Zamzama Phase II

Zamzama is our major expansion in Pakistan and BHP Billiton has a 38.5% working interest. This cryogenic plant came online in February 2008. We take the gas, cool it to -190°C, remove the impurities, then sell the gas and do something else with the liquids. The 150 million or 50% capacity expansion is now complete and we are at full rate. It is located near Karachi and we have a workforce with great safety and reliability.

5.	Atlantis

Atlantis is one of the largest projects in the world. Again, it is in the deepwater Gulf of Mexico and we have a 44% working interest. Atlantis is a semi-submersible platform which floats on the water and is guyed to the sea floor. It has deepwater sub-sea wells that are plumbed up into the Atlantis platform. It came online in October 2007 when we were able to start selling crude. The gas was delayed for a couple of months to December 2007. Atlantis is designed for 200,000 barrels a day. We have seven or eight wells online and will continue to drill for several years to bring the facility up to maximum capacity.

Our operations today are strong. This takes considerable planning, technology and know how. Atlantis will be a key part of our business for the next 20 years or so. Initially, we had a problem with the gas export system: a plug in the export line called a hydrate, which is what happens when natural gas and water come into contact under certain pressure and temperatures. This caused a two-month delay in the gas facility since we had to remediate the gas line and circulate some chemical to dissolve the hydrate. We used our drilling rig to do this work, slowing down drilling activity. However, we continue to bring Atlantis wells online and will catch up as best we can over time.

IX.	Prices

1.	Overview

That describes the steel, people and operations worldwide. This is a 24-hour-a-day, seven-day-a-week operation. Our people do this extraordinarily well. Because of that and the long lead times, when it comes to selling, we make sure that we are very careful. I would like to tell you a little about our marketing and highlight some significant opportunities, not just a result of robust prices in the market, but many of our older volumes will go through price renewals and I want to ensure you have exposure to that.

Marketing is organised as a global crude organisation and a global gas marketing organisation. They have different customer bases, needs and data. We can measure everything we produce every day and compare it to how we sold it. Every month I can tell whether there was any gas left over that we did not sell or any crude that should have moved and did not. Our gas and crude marketing people are integrated into our operations and we are very proud of how that works together.

Our goal is to capture maximum daily price. You sell crude into the global market and it is sold on a visible set of benchmarks and indices; our ability is to capture it into the right refineries and

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achieve the right price. Natural gas can be much more complicated. Sometimes, it can only be sold on local markets, or it can be exported. As you know, these markets are evolving. Our theme or guideline as a corporation is to give our shareholders full market exposure on a daily basis. We do not hedge or speculate.

2.	Oil

If you read the Financial Times this morning, you will know that the headline is an understatement, that our pricing environment is strong. On crude, we are around the $120 range. We did not ask for or expect this. In 1986 and 1993 it was in single digits. This is not something that we take for granted. You will have your own opinions as to where crude prices will go. We do study the fundamentals very hard. There is enough supply to meet demand, but it is tighter than it has ever been before, less than 5%. Whenever it is below 5%, different behaviours kick in. A weaker US dollar is also causing people to use crude as a gold hedge.

There is much price movement here, and we are taking advantage of it. We are selling cargoes now. It is astonishing for me having been in the industry this long to read the reports each day and see the sales at $110. This is nice since we have 100,000 barrels a day of new production in the Gulf of Mexico and the 40,000 barrels a day in Australia, net to BHP Billiton. I have already described the excellent fiscal terms, the ability to capture the full upsides and not be sharing that with anybody. If those barrels were in different parts of the world, we would not be capturing all that. We expect our company-leading EBIT margin to continue, where petroleum contributes in a superior way throughout our company. It is a wonderful time to have a large number of new barrels, and you will see that in our results when they are published at the end of the fiscal year.

3.	Gas

Gas is sold regionally and sometimes even locally. The worldwide call on gas is increasing due to clean fuel initiatives and gas becoming more of a fuel of choice. Another reason is the growing economies we are in: we are selling gas in Pakistan and Trinidad. As those countries grow and become stronger, the call on our gas becomes stronger. Gas has been discovered in Western Australia for some time and we are starting to move some into the domestic as well as export market.

We are moving to shorter duration contracts. Some gas has previously been sold at committed contracts, but as soon supply and demand start to tighten, as a seller we are able to work the market differently to when it is a buyers’ market. This is happening on a global basis. Contracts are becoming shorter and tied more to liquid prices in order to capture the evolving pricing structure.

We are blessed with very strong new gas volumes. In the North West shelf we will be selling more domestic gas. Kipper and Turrum are in the Bass Strait, Angostura in Trinidad and Macedon is sold into the Western Australian domestic market. The crude price environment is very strong, but gas is moving at better prices as well. On several projects where we named a gas sale price two years ago, that price has doubled.

4.	LNG

The LNG market is unique since it has completely reversed in the last three years due to the shift in supply and demand. It is tied to crude oil prices. LNG cargoes sold in South East Asia are sold against a crude cocktail called the Japanese crude cocktail (JCC). LNG is now a sellers’ market

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whereas several years ago we had to work hard to market our cargoes. Now, we have multiple Asian countries calling on the same cargoes and competing against each other. Recent cargoes have been at or close to crude parity, marking a huge growth in profitability. Most LNG contracts have price re-openers and will capture higher prices as they move forward.

By 2012, 65% of our gas and LNG will have price re-opener mechanisms that will have been exercised. 75% of our volumes today will have price re-openers and be re-priced into the markets in a more robust manner. This is leading to large increases in the gas that has already been discovered and processed and we will show you that over time as we bring it into our results. New contracts will be made at or close to crude parity, a very different environment to just two years ago. The result will be a large amount of increased EBIT revenue involving the gas we have today and the new discoveries moving forward.

X.	Key Messages

Base performance is extremely important to us. New projects are always of interest to the shareholder and investor community, but our base is billions of dollars of present value and we want to ensure it is well cared for.

Safety performance improvements have been realised and we want to maintain top-quartile performance, not only for the moral responsibility but for the huge advantage we see for business in being good at safety. Our excellent uptime performance and year-on-year improvement focusing on 100, 100, 100, with 1% equalling 1.5 million barrels per annum, and a 4% increase over the last couple of years is an outstanding achievement.

Our industry cost position is envious on cash at $4-6 per barrel and on an earnings basis with depreciation at $6 per day heading to $12 with the projects I shall speak about later. That gives us extraordinary profitability and cash margins, and a leading EBIT margin in the corporation.

We have seen excellent performance on our four new projects. They are all out there working 24-hours-a-day, seven-days-a-week, 365-days-a-year and we are very proud of them. Finally, it is not just the crude pricing environment that is wonderful for us, but on gas and LNG there is also a huge step-up in gas in our overall profitability which we will take significant advantage of over time.

Executing Growth Projects

Mike Yeager

1.	Growth Pipeline

In the second part of the programme today we wanted to shift into the future. I hope as you can see by now that we are very, very proud that we have an organisation that has some size and mass to it, performing what we think in many respects is industry-leading in a couple of criteria that I have described: our base operations being well managed and well cared for and we have four new projects online that are already delivering significant growth to us. However, let us move on beyond that and look at the projects now that are in execution and that will be part of our portfolio very soon.

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If you follow BHP Billiton at all or if you have watched Marius speak in any forum in the last few months, you will recognise the project pipeline chart that we are so proud to show where the entire corporation’s forward view of project opportunities are displayed. We try to break that into three different areas:

•	Those that are in execution, which are normally in a time span between 2008 and 2010.

•	Those that are in some type of feasibility, which means they are in some type of final project evaluation.

•	Those that are outside of that, which are normally in the 2013 level.

Every time we show this chart it changes. This is very dynamic; we are moving it all the time, but clearly this is what our corporation’s project outlook looks like at this time. It is something that we think separates us from our competition in a number of respects. The Petroleum projects are in orange. We occupy a significant piece of the company’s portfolio. You heard me talk earlier about the capex percentage that we occupy and the importance that this performance has to the corporation. We occupy a large number that are in execution now and I am going to now move into that and then briefly describe those opportunities that are beyond those that are in execution. We want to make sure that you have full visibility on that.

2.	Beyond Stybarrow, Genghis Khan, Zamzama and Atlantis

a.	Introduction

I have already mentioned Stybarrow, Genghis Khan, Zamzama and Atlantis—major contributors—and showed you the capacity that is being built there for production. I also showed you the production volumes that we have been able to achieve today. That is rising literally daily as we drill additional wells. With the Atlantis project, just to make sure you understand, there are eight wells online now and it will take about 16 wells to get that to full plateau, so we will be drilling on Atlantis for another year or two.

Now let us look beyond those four and look at eight others that are in execution and then give you a glimpse on a couple of those that are key.

b.	Gulf of Mexico

In the Gulf of Mexico we have our Neptune project where BHP Billiton has 35% and we operate a 50,000 barrels a day facility. We have our Shenzi project in the deepwater Gulf of Mexico where we operate and have 44% of another deepwater facility that will be about 100,000 barrels a day. Adjacent to our Atlantis project, on the north side of it we have an additional project called Atlantis North, which is not part of the originally sanctioned Atlantis project, but where we will be drilling some additional wells to test that productivity that we know to be high already to see if we cannot get an additional project moving in that respect. Those three are right on our doorstep and will be streaming over the next couple of years.

c.	North West Shelf

In North West Shelf we also have our Train V LNG that I mentioned to you that will come online in the latter part of this calendar year. That project is underpinned by new gas offshore Western Australia. The preponderance comes from a project called Angel where we will have

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about 800 million cubic feet a day and 50,000 barrels of condensate stream anticipated at the end of this calendar year and that will feed our Train V that we are expanding in the North West Shelf. Beyond that in the North West Shelf, in the last couple of months we have announced the execution plans for the North Rankin B project, a very large, 2.5 billion a day gas facility. It was sanctioned yesterday for this year and it will come online in calendar year 2012.

d.	Bass Strait

Beyond that, in Bass Strait we have our Kipper project where we continue to have large undeveloped gas resources. Kipper is the next project and it is in execution; 80 million a day, 10,000 barrels of condensate. We have some subsea wells connected back to it and it is anticipated to start up in calendar year 2011.

e.	Western Australia

In Western Australia, BHP Billiton operates the Pyrenees project, another FPSO just like Stybarrow. It is anticipated to start up in the first half of calendar year 2010 at around 96,000 barrels a day.

Once again, a very significant suite of opportunities ahead of us. Now let me give you some brief comments on a couple of these.

3.	Neptune

First of all, our Neptune project. This is a tension leg platform and subsea wells being performed in the deepwater Gulf of Mexico. A tension leg platform, for those of you who are not familiar with that, is a platform that will float on the water. It has pontoons below the surface that are full of air and provide buoyancy to the vessel. The entire vessel is tied to the sea floor some 4,200 feet below the water line and has guide wires that hold it in place. That is where the tension leg concept comes from. This is an established technology that has been around for a number of years. I will show you the history of this technology in just a moment and our leading role in being one of the principal practitioners of this, but our Neptune project is ready to go. It is in 4,250 feet of water. We have six wells hooked up and we have gas and oil on the platform today. We are doing a little bit of remediation work in the hull as per our announcement. Before start up we had a routine corrosion inspection where we got down in the hull and saw some things in the structural webbing down there that bothered us a little bit. It is the responsibility of the engineering contractor to provide this and the engineering contractor and ourselves are doing some reinforcement in the hull at this time. This work is going on right now and will go on for the next couple of months. We anticipate right now starting up before the end of this fiscal year or in the second quarter of this calendar year, before the end of June. As I mentioned, we are working on this in a warranty situation with the contractor. The vessel is ready to go and as soon as we get these small remediation pieces done we will be starting this up. We are very excited about it. Our operations people are out there ready to go and when we get this rectified we will get it started up.

Neptune is a moderate-sized project, but just to put that in perspective I thought I would show you what it really looks like if you were to get up close and personal with it. It is a large-scale thing, even though there are much larger ones in the world than Neptune. Look at the picture on the upper left, where you compare the Neptune facility to the Empire State Building and you can see the vastness of what it takes for this facility to float on the water and then the plumbing that it takes to get it down to the sea floor. The picture on the right shows the sea floor layout where you connect

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all the wellheads in circular manner and bring them back to the facility. That is superimposed over the island of Manhattan to give some perspective. Once again, you are talking about large, complicated things that take years to build and years to execute and this is what we end up with at the end of the day. We are very proud of Neptune and are looking forward to it starting up in June.

4.	Shenzi

Shenzi is the second major project BHP Billiton operated, 44% working interest, deepwater in the Gulf of Mexico. It is another tension leg platform with the design just like I have described. The picture on the upper left shows the hull that sits below the water line. You can see the pontoons in the bottom of it that will provide the buoyancy to it. The picture on the upper right is the topside where the well fluids come in and are processed, where the water, the oil and the gas are extracted from each other and the different commodities are sold and disposed of in various ways. The topside that is being built will sit on top of the hull and then be floated out and put into position. The piping on the bottom left is all being laid at this time. The pipelines are in motion and, once again, Shenzi is another very deep one, the second deepest one that has ever been done. It has 100,000 barrels a day of capacity and we will have 44% of that. Two wells have already been drilled and we are now starting to drill with two drilling rigs, so that will rapidly move forward and we are anticipating and we are public on starting up in the middle of 2009. Indeed, right now I am pleased to provide Marius with an update every month where the milestones for this project are running right on schedule if not a little bit ahead, so we are very pleased with this and very optimistic about the timing of Shenzi. It will be a big opportunity and a big shot in the arm for continued production.

5.	Pyrenees

Our third major project is Pyrenees off Western Australia. This slide gives you a better perspective of what happens on these FPSOs. The picture on the upper right is a VLCC that carries crude around the world. We have purchased that VLCC and it is now in the shipyard in Asia. We are going to cut the deck off, as I have described. We are going to build the process equipment that is depicted in the upper left and we are going to install that on the deck of this vessel. Then, as I have described, the wells will flow up into that process equipment, crude oil will be stored in the hull of the VLCC, the water will go back into the disposal wells and the gas will be used for fuel. This is how it works and it is a very modern technology, as I have described, where you do not have a pipeline system. The vessel is held in place by the swivel and the template that is shown on the bottom left. The vessel will hook up to that, that will be anchored to the sea floor and it will float. The vessel will ride on that swivel and then we will be able to disconnect the vessel and move off if we have a hurricane or a storm and then come back and re-hook up when the storm has passed.

Pyrenees is 71% BHP Billiton; it has 96,000 barrels a day capacity. It is a sister ship to Stybarrow that we have just done. It has the same contractor, the same specification, the same design, but cheaper and faster, taking advantage of the synergies and the learnings from one project to another.

6.	Progression of BHP Billiton’s Project Experience

As Marius described to you, these are highly technical things, but it is not like we just started on this yesterday. This picture shows the progression of our corporation’s oil and gas project experience over time. As you can see, over time we are no different from industry. We have moved from very shallow water and very simple designs by today’s imagination and are now into

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much more complex things. As you move out into the more modern time, you are out there with Mad Dog and Atlantis, Shenzi and Neptune. The CR Luigs is one of our drill ships that we have on contract and it has drilled in over 8,000 feet of water, so once again you can see that the industry is pushing into deeper and deeper frontiers and BHP Billiton Petroleum is right there with that. We have the expertise to do this and we are very proud of it. Our project experience is large, vast, deep and tracked with industry.

We are also proud of the fact that we have tried to go about this in a very intelligent way. As you can see, the phasing diagrams at the bottom show where we originally started off as an operator in shallower water and then we became a partner in some of the deeper water and now we are moving into the deeper water as an operator as we have gained that expertise. It is a very logical way and a way that a lot of companies go about doing this.

7.	Leading Edge Tension Leg Platform Experience

Now let us zero in on the vessel that Shenzi and Neptune are classed as, the tension leg platform, and look at the experience of how the industry has moved on there. As you know, the industry started out in fairly shallow water and now it is out there in the 4,000 and 5,000 feet of water range. If you look at the progression across the top you can see how all the different companies of the world, the big guys, ourselves and others have been involved with this development. As you can see, at the top on the far right you can see of the four deepest in the world two of them have red squares around them and if you come down to the bottom, as you can see when you blow that up those are the BHP Billiton operations that I am talking about where we will have two of the four deepest and technologically most advanced facilities in the world on stream within the next year. We are extremely proud of that. Once again, this gives you a depiction of how the vessel floats on the waters and then has guide wires to the sea floor. All that insulation takes years to do and, once again, will be out there for some 20-30 years of production. It is made to withstand major hurricanes and all the different environmental and mid-ocean conditions that are present in that part of the world. Once again, you can see we are a major player in this and are extremely proud of it.

8.	Industry Leading Deepwater Drilling Performance

In addition to our project experience we are extremely proud of our drilling organisation. Pound for pound we may have the finest drilling organisation of any company in the world and I say that boldly and publicly. We can back that up with data in a number of different respects and not only that, but from the compliments that we receive from our partners and from our industry critics that talk with us about that.

As I have described to you, these wells that we drill in the deepwater around the world are $50-100 million each and it is not uncommon for you to have a problem and to have a $200 million well. That is almost beyond belief but it is the truth and that is what is going on. The graph at the bottom on the lower left shows the time that it takes to reach bottom on average over a large number of wells. The wells that are depicted here are the exploration and appraisal wells that have been drilled by those major corporations since January 2000. This is one of the very few times when having the smallest bar is the best thing. This is time to get to bottom. We are on bottom faster than our competitors, on average. That is good because time equals cost. The two drillings rigs that we have under contract today are $500,000 a day just for the rig. By the time you put pipe on there and feed everybody and the transportation back and forth you are talking about over $700,000 a day to operate these ultra deepwater drilling vessels. Therefore, getting to bottom first

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and getting to bottom right is really good and, as you can see, on average we have spent less time getting on bottom than our competitors.

The second major thing is that we have consistently reached our target depth. We are the envy of industry. We have not had a major problem, we have not had a major blow out of a well – and by blow out I do not mean losing pressure containment but blow out in cost. We have not had anything like that and we have had joint venture partners, some of the big guys that have had that, so we are very proud that we have consistently performed and been able to get to bottom. A lot of that is due to the longevity that we have with our contractor. We have those two rigs at the bottom, the Development Driller 1 (DD1) and the CR Luigs. These are two of the most modern ultra deepwater drilling rigs in the world. We have had them on contract for a number of years and we have them secured on contract through 2012 and 2013. Our continuity with people, equipment and the operations has been vast and I think you can see the results of it.

I would also like to draw your attention to the dotted line that is drawn at the bottom and comes in. As I mentioned, these wells at the top are exploration and appraisal wells. These are wells where it is important to get to bottom fast, but you are really not drilling on a schedule that is critical. When you move into development, where we have now committed to Marius that we are going to drill so many wells that is going to cost so much money, every day matters, so time there becomes even more critical. As you can see, our best during the development phase, which is one of our Shenzi wells, is 1.49 days per 1,000 ft. We do not know of anybody who has matched this. We have a group of drilling engineers, drilling operations people, drilling management and drilling contractors whom others seek out. They come after our people, they seek our expertise and they want to partner with us in this regard and we are very proud of that.

9.	Ahead—Inventory of Future Projects under Design and Evaluation

Using those projects that are in execution as the basis for the volume projections that I am going to show you in just a moment that we are extremely proud of and extremely confident in and the technology that I have described here, what about beyond what is in execution? As you can see, we have a goodly number of things that are on this chart. Each and every one of these has a discovery, it has hydrocarbons that have been drilled and discovered. In some cases we have more confidence to the size of those hydrocarbons, in some cases we have less, but these are the projects that have project teams on them right now. In some cases we have to drill more to learn more and in some cases were ready to go today. As you can see, in the deepwater Gulf of Mexico, an extension in Mad Dog to the west, our Puma discovery, we have hydrocarbons discovered north of Shenzi, we have hydrocarbons discovered to the north of Neptune and the Knotty Head facility. These are all things that are being worked at this time.

In Trinidad, we have had a good operation there for a number of years where we have developed the oil reserves that we have found and now we are going to be coming to Marius and the corporation in August of this year to bring forward a significant gas project. We are going to produce the gas from our Angostura field there and use it in that local economy.

In Western Australia we have four projects: Macedon, as I mentioned to you, a healthy 71% BHP Billiton gas discovery there that has been around for a couple of years. We will probably use that in the domestic Western Australia gas market and we are trying to finalise exactly what those terms would be, but it will be a fairly simple and straightforward project and we hope to move forward into execution soon.

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The other three under Western Australia are huge discoveries that have been made. Thebe is 100% BHP Billiton discovery and I will show you a little bit more about that in a moment. Scarborough has been discovered for a number of years. It has 8-10 trillion cubic feet of gas. We own it 50/50 with Exxon and are trying to figure out what is the best project to bring that forward on. Then we have the large Browse project where we are looking at a brand new situation that would be likened to the North West Shelf, a large number of fields, a huge number of gas discoveries that North West Shelf partners and something that would be probably north of $25 billion when it is all put in. These are large things that are outside of our current execution that take us into the next decade beyond the one we are in now and underpin our confidence in our performance out there. We also have Turrum and other projects in the North West Shelf that are available to us.

Thus we have a large number of opportunities, but really highlighting the Gulf of Mexico and Western Australia as still the hotbed of where our development is.

10.	Significant Resource Position to Support Long Term Growth

When you look at everything that I have described that is in execution or beyond execution, the things that I have just looked at, I want to give you a glimpse into our resource base and make sure that the vastness of the resources that we have in our Petroleum company are evident to you.

On the lower left-hand side of this slide is what we reported at the end of the last calendar year as being our proved reserves for BHP Billiton Petroleum: about 1.35 billion barrels. As you can see, we have broken down into the different commodity types, into the different regions of the world and into the different products. Thus there are a number of different and diverse aspects to that proved reserves category of about 1.35 billion barrels and that puts us at about 25th in the world of the publicly-traded companies.

Above that, as you can see, we have a number of discoveries that have been made. These are discrete, technically understandable discoveries. They are called ‘probable reserves and contingent resources’ and makes up another 2.2 billion barrels. The places where those things have been discovered are listed in the box on the right. They are not yet in the proved reserves category, but they are things that we have high confidence that will move into our proved resources over the next few years. This means that they lack some critical component of a project being finalised or the market being finalised or maybe, in some cases, which technology we will use and what timing we will use. However, you can expect to see everything in those two boxes move through our project pipeline and through our proved reserves over the next decade. What that means is when you look at what we have today, the proved reserves and the contingent resources, we have about 3.6 billion barrels of oil and gas equivalent in our inventory today that we are working with.

This is as of last June and I am going to show you a couple of highlights from this year that we will be adding to that as we move forward. As you can see, however, we have a deep set of inventory to pull from for a long, long time ahead of us and we are very proud of it.

11.	Key Messages

Some of the key messages from executing our growth pipeline, if you will, within Petroleum are:

•	We try to and I think we are making a significant contribution to BHP Billiton’s corporate overall growth prospects. If you go back and look at the project pipeline chart that I showed

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at the very start, the number of orange dots on there, you can see what we are doing and I hope I have been able to show you those results.

•

In Petroleum we are executing leading edge deepwater projects and that is after many years of progression in this and we now have two of the four deepest in the world when it comes to the tension leg platform design.

•

In addition to those four projects that we have already streamed this year we have eight other projects in execution. These things definitely and confidently underpin our 10% compound annual growth rate that we see in our business between now and fiscal year 2011. I will talk a bit more about that later, but we do not have a volume prediction, we have a project schedule that results in a volume projection and that is the difference between ourselves and many others when it comes to that. Everything that we are talking with you about today on a volume projection is underpinned by confident projects that are in execution as we speak.

•

Beyond that, we have a deep inventory of future development options that we have already identified where hydrocarbons have been discovered and we are very confident that those will move through. Those were outlined in our contingent resources that I have described and in just a moment I am going to show you even beyond that the exploration opportunities that we have captured and are pursuing that will add further to that as we move forward.

•	All in all, therefore, we have a very sizeable resource base, both today and going forward to a very confident future development.

With our growth behind us, if you will, I hope you can see that once again I did not go back into our functional organisation, but our development division handles every bit of that and you can see the aspects of our project expertise that have been developed over the years as well as our drilling expertise.

II.	Capturing Additional Opportunities

1.	Exploration Strategy—Capturing Additional Opportunities

Now let me talk with you a bit about our exploration. This is something that should not be passed over. Everything that we are developing today, everything that I have shown you is a result of this organisation’s efforts to get us to this point. Some of the discoveries, such as Neptune, were made as far back as 1995 and as you can see we have a deep, rich set of opportunities today that we are developing as a result of our exploration organisation’s terrific efforts and terrific accomplishments over time and that continues into the future.

In our exploration, as I mentioned to you up front, we are going to ask our organisation to target not small things but things that are very material to our company, things that will move BHP Billiton, move our entire group forward. That is what we look for. We try to do that, as I mentioned earlier, through a balance of working in proven hydrocarbon systems, such as the deepwater Gulf of Mexico and Western Australia where we know there is hydrocarbons present, but we also try to have a balance such that we have some exposure to the very high risk but extremely high reward frontier areas. I will show you a couple of those today and the acreage that we have there. We focus on opportunities that have multiple chances for success. We do not go out and collect small parcels of acreage that only have one opportunity. When we do something we want to have

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multiple opportunities, multiple tries, multiple chances to have a dominant business at the end of it and not just a discovery. Last but not least, we seek control and operatorship and I am going to show you how we have been able to capture more and more in recent years that we control and that we will operate once it is discovered.

2.	Significant Gains over Past 18 Months

I updated all of you broadly about 18 months ago and our success in our exploration is no different from our success in driving our base performance and executing our growth projects. In the last 18 months we feel that we have rejuvenated our growth opportunities. We have acquired a number of key acreage positions around the world, some of the best acreage that others are trying to get their hands on and trying to partner with us. We are extremely pleased with that. That is normally a great leading indicator that what we have is highly valuable.

To support us in this endeavour our corporation has enabled our exploration budget to increase from $395 million last year to over $700 million this year. As Marius described to you, our exploration performance should have some level of predictability to it and we are highly confident as we increase this exposure that success will follow and supply the corporation with the type of activity that I have described. We look forward to our spend continuing at about this level going into the future.

As a result of the things that we have captured we have increased our equity ownership to over 55% now. All of our acreage now means that we have the dominant position in it on average and a lot of it is up at 75% and even 100% BHP Billiton ownership. As a result of that, we have increased the acreage that we will operate to where it is over 66% of everything that we have. We control, we operate, we set the timetable, our people work on it and our flag will fly over it at the end of the day.

3.	Recent Exploration Successes

a.	Thebe

In support of the significant gains that we have had let me show you two of them that have occurred in the last year. I mentioned the Thebe discovery. On the left-hand side is a geologic map. For those of you who have any science background in this respect, the yellow area and the gold is where the hydrocarbons are thought to be present. We drilled an exploration well in there and have discovered what we estimate right now is 2-3 trillion cubic feet of gas. We have now drilled a second well and confirmed the presence of the hydrocarbons and we drilled the second well several miles away, so that is how large these structures are beneath the sub-surface. It is 100% BHP Billiton and I will show you a map of where Thebe sits in a moment, because it sits next to other discoveries and we are now looking at how to join these things up and possibly go forward with the development.

b.	Mad Dog West

The discovery on the right is an extension of our Mad Dog field. The orange area of Mad Dog has a facility sitting on it and is being drilled and produced. The area to the left is the recent area that is discovered. We knew there were some hydrocarbons to the left or to the west, as this map shows, and we had originally contemplated that the yellow dashed line was where that oil extended to on this geological structure (LKO stands for ‘lowest known oil’). What the hummus sub-surface looks

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like is a great big anticline. It is a four-way closure where oil is trapped inside a closure that extends in all directions. We have now drilled is shown on the green line. We have drilled an extended reach well to the west as far as we could to the extent that the platform would allow. It is the W2 Well Path and what we have now been able to discover is that those hydrocarbons extend down another 1,000 feet of more lateral extent than we thought. This has the potential for a very large discovery, a very large add, so large that it will have to be developed, most probably, from facilities that will be brand new. We cannot use the Mad Dog facility. It will be that large and that extensive. Right now, we are still firming up exactly the size of it and will go public with that once we have a better understanding of it, but clearly we are very excited about this piece and the success of our exploration organisation to get us here.

4.	Key Exploration and Appraisal Wells Planned

Other key exploration around the world is shown on this small map. We have plans in offshore Canada near discovered gas in Laurentian Basin to test something over the next couple of years. We have up to eight deepwater wells in the deepwater Gulf of Mexico planned, two wells in offshore Colombia and I will show you some maps on this in just a moment. We have two wells planned in the Falkland Islands off Argentina in South America, four wells planned in Malaysia with some of the finest acreage in the world that have large discoveries all around. Of course, we continue to drill in North West Australia with the things that I have described to you and we have at least one further well planned down in the Gippsland Basin offsetting the Bass Strait.

Now let us look at a few of these. Once again, I want you to know that each and every one of these meets a certain size and a certain materiality threshold that means it would help move the entire corporation if it is successful.

5.	Proven Play

a.	Western Australia

In Western Australia, this shows the two different basins that we have large acreage positions in. The one on the left in the Exmouth Basin is where we made the Thebe discovery, shown by the red mark, and the Scarborough discovery that was several years ago. These are adjacent to each other, they are both full of gas and we now have engineering teams looking at how that project can come forward, so we are very excited about it. You can also see much closer to shore the Macedon gas discovery and we have a project team working on that now, as I described. The yellow acreage all around this has 3D seismic being run on it as we speak. We are running more seismic right now in Western Australia than we ever have, so we will certainly have a good view as to whether there are any additional resources to be drilled here very soon and are very excited about it.

The graph on the right is the Browse Basin. This moves further north up the western side of Australia, past North West Shelf up into the areas offsetting the Kimberleys, if you are familiar with that part of North West Australia. It is a very remote part of the country. You can see BHP Billiton has a large number of blocks and that acreage is being run with seismic right now. We have had a large number of wells drilled up there in the Browse. As I mentioned to you, right now it is highly probable that a new Browse LNG project will ensue. This is, once again, where all the North West Shelf partners will come forward and, if so, it will be enormous. A large amount of gas has been discovered up there and, quite honestly, as I have described, it will take a brand new LNG facility in order for it to be exportable. Those concepts are being looked at right now and we continue to enjoy significant exploration success off the coast of Western Australia

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b.	Gulf of Mexico

In the deepwater Gulf of Mexico, the yellow dots show the acreage that BHP Billiton holds. We have 318 blocks in the deepwater Gulf of Mexico with 62% average working interest and 222 of those we operate. It is a total of 1.72 million acres. The dotted Miocene area encompasses our Atwater Foldbelt where we have had all of our discoveries, such as Mad Dog, Shenzi, Atlantis and Neptune. Industry has had a number of discoveries there also and, as you will notice, we are starting to pick up acreage that moves to the west of that slightly, to take the geologic learnings that we have had and move them over into what is known as the Green Canyon area. This is one of the most prolific parts of the deepwater Gulf of Mexico and large oil and gas fields continue to be discovered around there.

We have had two bid rounds where we have been the successful bidder on 83 new blocks in this area. We have spent $284 million in the last two years to capture this acreage and, once again, we are running that seismic right now and that will be the feeder stock for our projects in the near term. The deepwater Gulf of Mexico continues to be an area that we know and understand well, where we have a large business today and look forward to having an even larger business tomorrow. There are some very exciting things here.

c.	Malaysia

A third area of proven geologic and hydrocarbon province that we are extremely excited about is Malaysia. We have recently acquired these two blocks, which are huge. If you were to do a comparison between the two slides, there is more acreage just in these two blocks than there is in the deepwater Gulf of Mexico. The water depth is about 1,600-2,800 metres. The red dots depict shallower water wells and fields that have been discovered and brought on line there and now we are looking at extending that into the deeper water, which is something that we know how to do. Our 3D seismic will commence in June or July of this year and we are hoping to get that moving with a goal of drilling our four commitment wells commencing as early as 2009. The little red circle and red dot shows an example of an offset field. This is a Murphy Corporation field. It is now online at 120,000 barrels a day and it has been discovered just adjacent to our acreage, so once again we know we are in a very proven system and are very excited about running the seismic and seeing what drilling can manifest from there. Our phone rings quite often with people wanting to farm in and get a piece of this and right now we are holding all of it ourselves in partnership with Petranas, the Malaysian state oil company.

6.	Frontier Exploration

a.	Colombia

Now let us look at a couple of areas that we would call frontier. ‘Frontier’ would mean that there are no discoveries around us; there is nothing that we can tell you that the system absolutely works. However, Colombia is kind of an in-betweener. These are two very large blocks, as you can see: 2.3 million acres, extremely large tracts with significant multiple opportunities inside of them. The water depth is from 500-2,700 metres. We are processing and analysing new 3D seismic that we have just acquired and it will probably be the end of this year before we have a good view of the sub-surface. We do not have any commitment wells in this, but our early thoughts of what we see on the seismic are optimistic. Although there is no proven oil and gas offshore Colombia in this area, as you move onshore there are very prolific fields that have been in existence for a number of years, so we are adjacent to known hydrocarbons, we just do not know if we are in them yet. This

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is an example of a little bit higher risk but an extremely high reward opportunity that we want to have as a balanced part of our portfolio.

b.	The Falklands

The last one to show you is the recently acquired acreage in a frontier area off the Falkland Islands. We have an extremely large holding of over 11 million acres gross. We have 51% of it and 14 licences there. It covers two large sub-basins and there are multiple geologic features that we see in the seismic that we have there. We have two commitment wells that we will drill in 2009, 2010 and, once again, there are no proven hydrocarbons in the area but big geologic features we can see and if they work they will work in an extraordinary way. However, it is the type of balance that you want to have in the portfolio and if this were to work this would be a real corporation move for us, so we are very excited about that.

7.	Key Messages

Ladies and gentlemen, in our exploration in the last 18 months, with the help of the corporation with some spending we have a great deal more in our portfolio. We are very excited about what we are drilling today. We are thankful to our exploration group for all these developments that we enjoy today and we look forward to drilling these things in the very near future.

•	As I mentioned up front, our exploration strategy and overall approach is extremely simple: we do not do the little things, we do the big things and we do them in a super major kind of way.

•	We target opportunities that are material to our entire group and make sure that the corporation will move.

•	We have recently acquired multiple blocks with key operatorship positions that we control and that will move forward on our timetable.

•	Obviously, increasing our exploration spend to over $700 million is a big help and we anticipate that going forward.

•	The two key discoveries in the last year in the Gulf of Mexico and Western Australia are extremely exciting to us.

•	We have about 24 key exploration wells that are commitment types that we will be moving forward on in the very near term in places that are highly desirable.

I look forward to standing here in about 18 months and telling you how we did and I am very confident that some of that will be very solid for us.

Delivering Results

Mike Yeager

That is how we approach the business. We approach the business from driving base performance and have a functional drive on that every day. We approach the business from executing those

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growth projects and not only doing them well, but making sure that once we have declared something reaching commercial resource threshold (CRT) that we are driving it home. Last but not least, we are capturing additional opportunities and, as you can see, our exploration group with the help of our corporation on funding is doing just that

1.	Forecast Volume Growth

This is the chart that you all like to see, and this is the one that is important to us. What we have here is our production today in FY07 of about 115 million barrels per annum. We have a project schedule that I have just shown you. That project schedule has times, deliveries, drilling schedules, execution schedules and construction schedules. This is what we have committed to Marius and the corporation. That project schedule results in this chart. We do not have a volume forecast; we have a project schedule underpinned by sound projects in executions. If we do everything I have just shown you well, it will result in 10% compound annual growth rate through fiscal year 2011.

This is our very best judgment; if you pin us down quarter to quarter, we get more inaccurate. We might even be inaccurate year to year but, over the life of this, this is where we see ourselves. The first is in the bag: we will be at 10% volume growth this year when we report our yearly results. Our third-quarter results showed we were already up 10% year on year at that time. We are off to a great start on this. Once again this is not a volume forecast; it is project execution schedule, and we are extremely proud of that. Consistent with our corporation, everything we have is underpinned by sound execution and performance.

2.	Summary

a.	Functional organisation

In regards to how we run the company we are extremely proud of our functional organisation. It has been established; the management team is in place; our core strategy is clear and simple; and we like the feeling of the first 18 months of moving forward.

b.	Base performance

On driving our base performance, being able to achieve top-quartile industry performance—remember on the oil and gas sides the average around the world—we are about $6 at cash costs relative to realisations that I have referred to today.

c.	Safety

We have been able to achieve top quartile on safety.

d.	Production

We are extremely proud of our 93% production uptime, low-cost, high-margin operations that, as Marius said, are the highest in our company.

e.	Growth and development

We have a tremendous opportunity for gas and LNG contract re-openers with the new volumes as we move forward. Our base business is sound, healthy, well-managed and about to be re-priced over time. On top of that, we are executing our growth projects results in a project schedule that we

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are proud to say should yield a 10% compound annual growth rate, between now and 2011. The first year is extremely firm at this time, if not certain, and is underpinned by the projects in execution. Our deep inventory of development projects beyond these, eight that are already in execution, gives us higher confidence. We are extremely optimistic that, for the second year in a row, we will have 100% reserve replacement that will be reported.

f.	Exploration

Last, in capturing our opportunities, our exploration portfolio has rejuvenated our forward acreage position. We are in some of the best places in the world and we are very excited about what those will mean. The 75% increase in our exploration budget gives us the fuel to do this. I think it is evidence of what kind of confidence the corporation has in petroleum and the confidence I have in the exploration team—which is literally first-class. As a result of that we have been able to increase our working interest and our increased operatorships, the things that we will control, guide and make happen. Those have been enormous gains for us.

II.	Conclusions

The approach to the business is new, the management team is new, and we are going to build on the legacies of the past. We are going to make the changes we think are necessary. We hope we have shown you what those changes look like. We want to be an outstanding part of this corporation, and clearly continue in the future in a very vital way. When I stood before you 18 months ago, if I could have forecasted that I would have been able to talk about half this list in positive way I would have been extremely pleased with how that looked. To be able to stand here today and have all 13 of these is a real source of pride. On behalf of our entire Petroleum team I want to say thank you for listening, and we look forward to updating you in future. We are very, very confident that what we have talked about today we will be able to bring forward, and bring forward in a big way.

Concluding Remarks

Marius Kloppers

I.	Strength, Stability and Growth

1.	Strategic Fit

I would like to highlight a few things that Mike has already spoken about. We started off by commenting that Petroleum fits strategically with us, and that we are the natural owner of this business. I hope we have demonstrated that we have strong technical and human capacity and capability to underpin this business. Mike and his team have a proven track record of strong capability; the business is delivering results, both in terms of running the base business, and in generating future growth. Mike has demonstrated today that we have a portfolio that is the envy of the Petroleum business.

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2.	Growth and Volume

We have a growth rate that is really achievable, underpinned by solid things that you can touch in execution, and a profile unmatched by any super major. Mike has commented that can we touch these projects, and that the volume growth comes out of the project schedule and not a volume forecast schedule, but it is extremely important to understand our leverage to oil prices. The fact is that we find ourselves in the best fiscal regimes in the world; this is not Russia where you have caps on the oil price. We have got all the growth coming through in extremely favourable fiscal terms, and in some of the most stable regimes in the world, with projects that are already in execution and teams in place. That is really unique about our business. I hope you have learnt more about this business. It is extremely important to us, given its competitive advantage and unmatched leverage to underlying pricing fundamentals.

Petroleum fits perfectly with our tier one, long-life assets strategy. It is sometimes misunderstood by the investment community, and I hope we have provided you with enough information to understand it in the right way.

II.	Our Offer for Rio Tinto

All of you in the room of course are aware that we have made an offer for Rio Tinto. If the offer is successful, and I strongly believe it will be, will create the pre-eminent global diversified resources company—with an absolutely unique portfolio of tier one assets. We will be able to create value through the realisation of significant synergies. We have spoken about synergies of $3.7 billion per annum arising out of the ability to produce more volume, more quickly to our customers, and taking advantage of the massive overlap that these two companies enjoy. This combination is a natural fit, with a common strategy, heritage, culture and values.

What has changed during recent weeks is that the Rio Tinto share price is consistently trading at about a 6-7% discount to our offer as the market is absorbing the data recently published by both companies, including our production report where, despite a number of natural events out of our control, we showed a much stronger performance than Rio Tinto in our core commodities, which builds on our track record of superior performance dating back to the time of the BHP/Billiton merger. We strongly believe that momentum is on our side. I hope the next couple of periods will confirm this. The story that Mike told today is a very strong part of that overall picture.

III.	Conclusions

We are extremely proud of our company and our businesses. We are extremely proud of the fact that we have had an unchanged very simple strategy geared around a few easily communicable aspects. The combination with Rio Tinto will unlock a very material and unique pool of value that is only available if you put these two companies together. This is value that is not available to the two sets of shareholder on a standalone basis. Given the nature of our offer, both sets of shareholders would benefit from this pool of value creation. The terms of our offer are very attractive to Rio Tinto shareholders, as they offer a very significant premium to the relative valuation of the two companies before the bid.

Finally, let me reiterate and build on what you have seen here today. BHP Billiton has a very attractive business today. Today’s presentation highlights what great opportunities we have, both in the present and in the future. Our shareholders own a great company, which brings me to the point of our offer: it is very important that the terms of our offer give value to both sets of shareholders.

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Questions and Answers

Question

Looking at your total resource position, if we assume you reach your 2011 production target, that is about 20 years of resources. How does that compare to other large oil and gas companies? The production profile you show goes up to 2011, with a 10% compounded annual growth rate. What do you expect after 2011? It looks like the project pipeline feasibility study is not very significant. Longer term, there are some big projects. Should we expect a decline rate of 2-3% to start to kick in then, as you gradually decline in production until larger projects come on line in the next decade, or do we expect production to grow from there?

Mike Yeager

We are no different from everyone else in that our proven reserve life is closer to 10 years than 20 years. That is what you would find most industry participants would report. Some might be as low as six years, and some as high as 12 or 13, but somewhere within that range. You look beyond that to contingent resources, which is what oil companies want people like you to see, so you can see how healthy it is when you start to move beyond that. Yes, I would be surprised if most of our competitors were not in the same area on their contingent resources, with a good 20 years of life. The proven piece is somewhat limiting in regards to what we can show you.

When we show you our production profile to 2011, it is past what a lot of other companies would show. We only show that because the projects underpin it. If you had looked at that a year ago it would have been less. Our optimism is that, if you look at that a year from now, it would be more. We are always confirming those numbers. Those large Western Australia resources I described are hundreds of millions of barrels. That is enormous in size. We are working on them night and day, and want to bring that on in the next decade. The Mad Dog extension was not in the numbers I have just given you. If you take those discoveries and move them forward, that kind of fuel would be used at the back end of 2011. Any time you look at it, there would be some aspect that causes you discomfort about being firm past 2011. We are firm until 2011 right now.

Marius Kloppers

A barrel is not a barrel is not a barrel. We were very careful to point out today where those barrels are located from a geopolitical stability point of view. Our price exposure has given the fiscal terms. What is unique about the portfolio that Mike has shown, relative to the size of our production, is that virtually all of those barrels are in the very best fiscal regimes in the world, with full price exposure, low tax rates and so on. I have no analysis to back this up, but I think that is a unique value proposition, as we look at growth to 2011 but also beyond. The west coast of Australia is our back yard, where you can clearly see that, on the back of north Asian demand, LNG, given the price reopening and the price exposure, will be a big business in that neck of the woods.

Question

Mike, you have been with BHP Billiton Petroleum for about two years now. Before that, you had a long career in the oil industry. Could you talk about how you believe the oil industry perceives

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BHP Billiton Petroleum? Are there some misconceptions out there in the oil industry about your business and things you were surprised by when you joined the business?

Mike Yeager

I do not know of the industry having any misconceptions about us. We are partners with Exxon, Chevron, Shell, BP and Total. We are partners with all the large independents—Apache and Anadarko. We know them on a first-hand basis. We have mutual arrangements and, in many of those situations, we are the operator. As for as our peer organisation is concerned in the industry, I have been aware of BHP Billiton Petroleum for my entire professional life. I had nothing but respect for them. We have a coming-and-going between each other’s activities that is very collegiate at the professional level. I do not think there is any misconception of an industry nature.

With my appointment, Marius and others were open enough to let us set up our business in Houston, which helps us a lot. We are able to network with all the major US companies. We spend enough time in Australia to have good relations with the companies there. We have enough time in Europe to spend. We are at the centre of the action; we are not in an outpost. Our geo-science people, and people who have made significant accomplishments, are strong. The data I have shown you end up in all the journals, at the top of the list. Among the industry, we are in good shape.

Marius Kloppers

I would add to that that the most exciting aspect is the way that people want to work for us. That is the test on whether people know about you. There is a sense of excitement around this team, which manifests in the number of CVs we get across the table, from the smaller to the very largest of companies, of people with real skills and expertise, who want to be part of this very exciting story. None of the large companies even come close to the growth profile that we have, for the types of assets we are producing, considering return versus scale.

Question

You did not mention acquisitions in your core Petroleum strategy. Where does that fit? Is it off, given what we are seeing with oil prices in competition for assets? Is your growth more focused on organic? You have a number of projects and assets that do not fit your large scale. Are we likely to see any divestments in Petroleum? Could Marius update us on the anti-trust submissions on the Rio proposal?

Marius Kloppers

We are endeavouring to build a core differentiator in non-organic growth, which is the ability to operate something highly technical, with all the geo-science Mike is doing. Given the phases we have moved through, that has been an extraordinary experience for us. We would like to grow this business in all possible ways. It is just that we are a little busy at the moment. The full objective here is to continue to grow this business in the full spectrum of means by which businesses normally grow.

In terms of divestments, one of my favourite statistics is one that my colleague Marcus Randolph often quotes. He remembered when he joined BHP and there were 110,000 people working there, before the Billiton merger. We have 38,500 people today, because we have divested the small,

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non-core assets and have simplified our business. We make a virtue out of simplicity, as Mike has also said today. We will continue to make a virtue of that, both in our current form, where we will continue to sell smaller assets, as well as potentially, if this combination is complete, endeavouring to aggressively simplify that business.

People look at the filing of documents as event-driven. The reality is that we have been in consultations and discussions for months now. The submission of the document is a small step in that process. If you want an exact date on what we have said before, I will have to refer to my colleague Alberto Calderon to give you an exact recap.

Alberto Calderon, Chief Commercial Officer, BHP Billiton

We have presented 90% of the company. They know it already. It is in both party’s interest that they are comfortable with the granularity of the type of information we have. The date will be in weeks, not months. It is just a process matter.

Marius Kloppers

To re-affirm that, the most important aspect is that both parties are au fait with the premises you are presenting and understand that the data is sufficient for them to make a decision. We are moving slowly in order to go fast, so you do not get comebacks and need to repeat things. We could have put in a document months ago, but we would have then had to come back with more questions. I am very comfortable that the team is going to put a document before the Commission that is complete, and reflects the discussions with a common understanding, within weeks. People read a little too much into the timing, and read the tea leaves too much. There has been a copious amount of information exchanged during this period.

Question

I have two questions. Mike, you talked earlier about being attractive because you can make decisions much quicker than other majors. What is it about BHP that allows you to do that?

Secondly, you mentioned before within your production division you had nine country heads. You are operating in six countries. Which three countries do you have operating heads for without operations?

Mike Yeager

With regard to quicker decision-making, it is basically just that we have a flatter organisation. Think about the parallels that Marius tried to draw for you. On a daily basis we are not dealing with the things where the fast companies, the small independents are working. We are in the deep end of the pool where the super majors are and, quite honestly, with the size of company we have and the flatter structure, my access to the CEO, his limits of authority and his access to the Chairman, we can do things literally in days that others would take quite a bit longer to do. We have done this several times, it is a real advantage to us and our partners know it. That normally does not play itself out on some $10 billion decision. That is normally on wells and speed of decisions and things like that. We are very fast and fluid on that, so that is a real advantage.

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Turning now to your second question, we have two units in the deepwater Gulf of Mexico, we have two in Western Australia and those are where the extra ones come in. What we do on the Gulf of Mexico is the things that we operate are led by one management; the things that someone else operates are led by another management, so we keep that operational focus sound and succinct. That is where the split comes from.

Marius Kloppers

The same is true in Western Australia.

Mike Yeager

The same in Western Australia, exactly right.

Marius Kloppers

I would like to add one thing. Our business is a bat and ball game, really simple. We have resources in the ground, we take them out, we ship them to our customers, we find new resources to replace them. We are acutely aware of the fact that the value in this business comes from resources and what we try to do at all levels—and you have seen that simplicity in Mike’s structure—is to make a virtue of simplicity, starting at the portfolio level and then carrying that all the way through our organisational structure. The things that we greatly care about and we centralise and we work them hard are the things that you would expect: reputation, cash flow, safety, but we try to operate our business primarily by policy and by standards on a delegated basis. I think that not only is our total business much, much, much more simple than our competitors’, as you can see on an NPV per employee basis, it is also that our total organisation of that portfolio is much more simple than our competition. We really try to make a virtue out of the fact that we are simple and that we are nimble. What I have been asked by some of our investors and I would like to comment on it now is, ‘When you put these two large companies together are you going to stay nimble?’ We would like to think that we have become more nimble over the last couple of years, not less. Through starting at the portfolio level and taking the first cut at what do we want to do we believe that with the finite capacity that management has we can focus on the few important things of big assets, never forgetting that we are in the resources business.

Question

I have two questions; the first is directed at Mike and the second at Marius. You make it clear that the 10% compound annual growth rate until 2011 is not a volume forecast but you are setting out your project schedule here, in a sense. In that context, obviously the ideal would be that you achieve that in volumes as well, but the world is not always ideal. Therefore, could you maybe highlight for us where you think you see most of the challenges to that number going forward?

Secondly, Marius, you have highlighted the exchange ratio going more in your favour recently between the two shares, Rio Tinto and BHP Billiton, and you point to your out-performance. I would point to rumours in the market saying that the Chinese have been rumoured to plan a raid on your stock. Could you comment on that raid—whether this is complete and utter nonsense or what you make of it?

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Petroleum CSG Briefing	BHP Billiton

Marius Kloppers

Let me try to cover the first point and then talk a little bit about the exchange rate and what is happening. Mike is being very modest when he talks about the achievements, because if you have a large project portfolio, what you always say, Mike, is that it wants to end up in the ditch every day and management’s job is to prevent it from ending up in the ditch. I think that that forecast of the project schedules and so on that Mike has given us is our genuine P50 estimate of what we have got coming. Obviously, as you go out further the range around that P50 broadens and at a certain moment in time Mike feels uncomfortable putting anything out there at all, because for the projects that underpin them we have not started hanging steel yet. However, you should take that as a genuine P50 estimate and things go better and they go worse. I think Mike has commented on our Shenzi project where things have really come together perhaps a little bit beyond what we could have expected even under the best of circumstances. To counter that, in Neptune nobody would have expected that we needed to put a couple of pieces of bracing in a design that has been around for 50 units. Those are the swings and roundabouts, but I think what Mike has tried to do in his forecast is to put those swings and roundabouts in a genuine P50 estimate of what is out there.

Mike Yeager

That is well said, Marius. Tobias, as you know, a bad hurricane season and it is that kind of stuff. We have some ability to handle that, but you never know. We are dealing with stuff that is miles below the ground, it is deepwater, it depends on fabrication yards that we do not control. It is those sorts of things that can bite you, but as Marius says, our job every day is to prevent that from happening and we have given you our very best judgement as to how we think that will happen.

Marius Kloppers

There is one additional thing that we can say when we talk about minerals and petroleum which is very interesting. Since the Petroleum business is such a large business as an industry and it executes projects with such regularity, I think that the Petroleum E&P business has a much better handle on where capital costs have moved across our industries, because there has been that cycle time of turning it over. Mike has spoken about how we have started up four projects and are working on another eight and that means that you are getting a much better idea.

As people look at the minerals business there are a couple of things that I just want to comment on. People put out forecasts which have no basis on projects. That is why the analysts who forecast what the supply side will do continue to get it wrong, because those forecasts are not based on ‘the industry has holes in the ground and is hanging steel’. In addition to that, I do not think that the minerals industry on average has a very good idea of what green field projects cost. I really want to emphasise that as I hear a lot of things about growth in our industry and delivering things and so on and I throw my hands up in the air and I say but there is no way on some of these things. The salient point for us as we contemplate our price exposure and our version of everyday low prices, which is the market price every day for all of our products, is I think that the supply side is going to continue to undershoot across a range of our products for quite some time.

Turning to your second question about the ratio and the Chinese, etc, right from day one when we spoke about this transaction and particularly when we spoke to you on 12 December, we have said our business is about diversity, scale and simplicity. I think it is those elements, diversity, scale and simplicity that you are seeing work for us at the moment. We are diverse, so we do have the benefit of petroleum at the same time as we have the benefit of manganese and coking coal. Again, people

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say, ‘What if that did not happen and that did not happen and that did not happen?’ Well, the strategy is to be diversified and hence we have the exposure and I think the simplicity and scale thing is extremely important for us as we contemplate on why we think we will do well. What does that mean for Chinese shareholding?

Various parts of China that have a surplus of funds and capital to deploy are spreading that across a wide range of things in the world. I have no doubt that one day we will see them show up on our register. I just hope that the market takes it for what it is at that point in time. It is a genuine investor who can see benefits in holding this stock and see the value of scale, simplicity, and diversification. We have not said anything beyond that on any rumours nor, Tobias, can we really comment beyond what I have just said.

Question

On the question of capex, a driver of future value between Rio and BHP is going to be potential savings you may have in future capex investments. Can you make a few comments on that? I do not expect you to give the numbers, but can you make some general comments on that?

Marius Kloppers

We have diligently, against a huge amount of pressure from the investment community, refrained from putting out capex forecasts, which we know have no basis in reality. You are going to continue to see us put out capex forecasts only at the point of sanction, because sanctioning means we have got the contracts written. We know which sub-contractors are going to do the job, and the next day you are going to go out and commit, in a very short period of time, a substantial part of your project. That is because you know what you are going to do, who is going to do it, and how you are going to do it. We are not going to change that approach over this, because to do so would be irresponsible. We know that with or without Rio Tinto we are going to be here as a management team, and we are going to be called on to testify whether we have delivered what we were told to deliver. The base business, and its performance, is the most important part of our business. To our shareholders, only when we are certain and we sanction a project, do we put out capex forecasts.

To your point on Rio Tinto, the most important thing as we think about projects is a macro version of what Mike said. He said he comes in every day with his team, and he looks at that project slate. He does not look at each little project to optimise that on his own, he looks at where it falls in the pecking order, and then he puts the best people and the capital on those things that are going to be largest, easiest and safest to execute. If you put those two growth portfolios together, you take our growth portfolio and you take Rio Tinto’s growth portfolio, by simple mathematics, instead of optimising each portfolio on its own, you are going to re-rank that portfolio and then you are going to put your very best people on the combined best list. That is where the benefit on the project side will come.

Question

There was no mention of the Cabrillo Port Facility in the presentation this morning. I am wondering if there is an update on your thoughts there?

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Mike Yeager

Cabrillo Port is probably the most misunderstood thing—if I can use your term Jason. Cabrillo Port, as you know, is an LNG landing facility in Southern California. It has no resources tied to it. It has nothing other than an option of how to land LNG and how to export it. When Cabrillo Port was envisioned back in the early part of this decade it was under that aspect that I described where the LNG market was tough, it was hard to move those barrels, and we needed outlets for those things everywhere we could. So Cabrillo Port was an option—take a look at that regular core process and see if it could work. Obviously, it did not work, but as I mentioned to you, what did work was that the whole LNG market has turned 180 degrees. Now you have got China bidding against Taiwan, who is bidding against Korea, etc. So Cabrillo Port did not pass a regulatory hurdle, but was there for a reason, and that reason is not as strong as it was.

Marius Kloppers

I remember that when Cabrillo Port was first discussed it was on the basis of, ‘let us create a monetisation option that is predicated on the fact that the arbitrage will open up between North Asia and the US. I do not recall if it was $3 gas or $3.50, US gas prices have increased significantly to $10, but what is more important is that in the North Asian region, it is our belief, as we have clearly stated this morning, that gas is going to be signed at oil parity going forward. At $120 dollar oil—I do not know what that equates to in gas terms, but it is well north of where the US prices are. So the arbitrage is definitively closed, and we think that it will remain closed for the development duration of our options in Western Australia.

Question

You talked about significant revenue upside from the changing nature of your LNG and gas price contracts, can you give us a little bit more detail on that in terms of the size of the reduction in discounts to the spot price that you are likely to get over the next couple of years, assuming the gas prices have stayed the same?

Marius Kloppers

We have got three bags of contracts there, we have got fixed price contracts with Guangdong, we have got contracts with caps in them at $30 oil, and then we have the fully floating ones. From the percentage in each one of those categories, the public domain nature of the caps in the second category, and the public domain elements on the Guangdong contract, which is all public domain, plus the fact that we believe that oil will trade at JCC parity without caps—that is the important thing—it should be a relatively simple matter to put those things with a contract run of schedule in place to look at the upside. I do not have a number for you.

Mike Yeager

About 60% of our gas is opened during these next four years. There are LNG contracts that were led at $30 and we now have two or three times on the re-openers. Whether you can get all that or not is a matter of negotiation, and we may not want to change the length and go longer, so there is a number of different parameters, but you are looking at moving with crude like that. The crude parity piece is something we are pushing hard for, and we will see how far we can go.

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Petroleum CSG Briefing	BHP Billiton

Marius Kloppers

Our approach here is no different from what we have had in the last seven years. Get those prices to float, take all of the optionality out, take all of the caps and ceilings out, this is a story of energy coal, iron ore, alumina. We have been consistent since putting much more focus on this than our competitors. The best outcome for our shareholders is if we are not too smart, just take the market price, and we take prices every day.

Question

A question around the theme that success might bring some interesting challenges. I wanted clarification on slide 43, where you mentioned that DD&A costs were moving up. I missed the number of what level they were moving up to, perhaps you could remind me of that? I was also looking at the finding costs, which are now about $15 per barrel, and you were suggesting that much exploration costs are moving up to $700 million. But, if you are successful in getting your oil production up from the 115 million barrels of oils equivalent to the 175 million, roughly a 50% lift, to replace that higher level of production suggests a significantly higher level of exploration spend, if you think of the $15 per barrel. I would like some thoughts around where you think the 15 barrels might be going to in terms of the cost of exploration spend, and if you could remind me what the DD&A number was moving to?

Mike Yeager

That $6, if you were to take all eight projects that we are public on there, there is no sleight of hand at all. The projects that we are doing now have kept a cost in DD&A that is going to be in the $10 and $12 range. That is going to buy us the portfolio up from the $6, and right now we are saying that if you were to bring that all the way to $12 that is the exposure that we would see. The industry data right now is showing that while we are at $6 the industry is at $14, and it looks as if the industry is going to move comfortably into that $20 range, and we should still be at $12. We like where we are, we are going to have the DD&A growth, but we are still going to be very favourable and clearly have enough of an opportunity to hold on to our best position.

In regard to finding costs and exploration costs, I would rather say look at the confidence the corporation has shown in us. We spent $350 million last year, we have come to Marius with a set of discrete opportunities that make sense, that meet the type of opportunities this company wants, the corporation has said go for it, and that has resulted in $700 million. It is not like we have changed budgets so much as we have been supported in the things we wanted to do. We are going to be coming forward with other discrete opportunities, and try to move that forward.

On top of that, as you know and as Marius said, we are the part of the business that has unlimited aspects, no hurdles, and no restrictions on where we can work or any type of limitations. It could be that we come in with something large, and we have looked at several lease sales and several partnering opportunities that would be very large and would involve exploration. Do not be surprised if you do not see some one-offs that we go after, but the real thing is the first sign that the company has been confident, that has already taken place, and we will just go forward from here. We recognise that we need to spend more, Marius and the board know that, and we have good support right now for moving forward.

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Petroleum CSG Briefing	BHP Billiton

Marius Kloppers

To complement that, over the last year or so when people ask me where we want to do things differently, we have said we want to use our capability where we have got low risk and be a little bit more aggressive. That has manifested itself in the backyard, where we are putting more capital. Mike is right, as we grow the competence of the oil business, that is going to be reflected in allowing them to spend more money on this and grow more quickly.

Question

We have read recently that the Chinese may be willing to agree to an iron ore price premium, in the range of 80-85% year over year, can you give us an update on that?

Marius Kloppers

We read the same newspapers, so we have seen that. We continue to be in discussion. I should just point out that our baseline attitude to this matter is completely unchanged to what we have said before, we think that it is the economic market clearing price that we have got to get. This is a very analogous situation to what we have spoken about here for LNG. We believe that that economic market clearing price needs to be determined at the point of consumption, and we have indicated that our baseline strategy is to re-contract all of our new business and expiring business on terms that reflect economic market clearing prices. From our overall company value point of view, obviously we are interested in this year’s outcome, what we are much more interested in is that the NPV of this company reflects the fact that we get the real price for our product every day, and the customers get real value, but no subsidy. I have no comments on this year’s discussions so far, other than to say that they are ongoing.

We are just about complete here. It has been a long day. I hope you have taken some value away from this presentation. We are extremely proud of this business, we are very happy with the price exposure that we have got, and we are extremely happy about the growth profile that is underpinned by real steel being hung now, and holes being poked in reservoirs that we know are there. Thank you very much.

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